Itaú

2021

Reference Form

Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2021

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de SouzaAranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Piso Metrô, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2021, 12/31/2020 and 12/31/2019.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça AlfredoEgydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	http://www.itau.com.br/relacoes-com-investidores The information included in theCompany's website is not an integral part of this Reference Form.
Last update of this Reference Form	01/30/2023

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 10.3 and 15.7	06/14/2022
V3	Updated items: 10.3, 12.1, 12.2, 12.5/6, 12.7/8, 12.9, 12.12, 13.1, 15.4 and 15.7	07/11/2022
V4	Updated item: 7.2	07/20/2022
V5	Updated items: 11.1, 11.2 and 12.5/6	08/08/2022
V6	Updated items: 19.1 and 12.5/6	09/02/2022
V7	Updated items: 12.5/6, 12.7/8, 12.12 and 15.7	10/10/2022
V8	Updated items: 12.9, 15.1/2, 15.3, 15.4, 15.8 and 19.2	10/14/2022
V9	Updated items: 12.5/6, 12.7/8 and 12.12	01/05/2023
V10	Updated items: 12.5/6, 12.7/8, 12.9, 12.10, 12.12, 15.1/2, 15.3, 15.4, 15.8 and 19.2	01/30/2023

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
Pedro Paulo Giubbina Lorenzini	04/02/1968	Board of Officers member only	04/28/2022	Annual	3
103.594.548-79	Business Administrator	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
Carlos Fernando Rossi Constantini	05/02/1974	Board of Officers member only	04/28/2022	Annual	3
166.945.868-76	Engineer	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
Flávio Augusto Aguiar de Souza	03/27/1970	Board of Officers member only	04/28/2022	Annual	3
747.438.136-20	Business Administrator	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
Ricardo Ribeiro Mandacaru Guerra	08/28/1970	Board of Officers member only	04/28/2022	Annual	3
176.040.328-85	Engineer	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
José Geraldo Franco Ortiz Junior	11/23/1980	Board of Officers member only	04/28/2022	Annual	3
290.270.568-97	Lawyer	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer			
Matias Granata	06/17/1974	Board of Officers member only	04/28/2022	Annual	3
228.724.568-56	Economist	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
Sergio Guillinet Fajerman	03/26/1972	Board of Officers member only	04/28/2022	Annual	3
018.518.957-10	Economist	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
Andre Balestrin Cestare	06/08/1978	Board of Officers member only	04/28/2022	Annual	6
213.634.648-25	Engineer	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer			
Renato Barbosa do Nascimento	10/28/1971	Board of Officers member only	04/28/2022	Annual	6
161.373.518-90	Accountant	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer			

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the Controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
André Sapoznik	02/24/1972	Board of Officers member only	04/28/2022	Annual	7
165.085.128-62	Engineer	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer (member of the Executive Committee)			
Álvaro Felipe Rizzi Rodrigues	03/28/1977	Board of Officers member only	04/28/2022	Annual	9
166.644.028-07	Lawyer	19- Other officers	07/01/2022	No	0.00%
Member of the Disclosure and Trading Committee		Officer			
Emerson Macedo Bortoloto	07/25/1977	Board of Officers member only	04/28/2022	Annual	12
186.130.758-60	Information Technologist	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer			
Tatiana Grecco	08/31/1973	Board of Officers member only	04/28/2022	Annual	6
167.629.258-63	Technologist in Civil Construction	19- Other officers	07/01/2022	No	0.00%
Not applicable.		Officer			
Maira Blini de Carvalho	03/14/1984	Board of Officers member only	01/26/2023	Annual	0
327.908.828-35	Lawyer	19- Other officers		No	0.00%
Not applicable.		Officer			
Rubens Fogli Netto	06/26/1978	Board of Officers member only	08/25/2022 10/03/2022	Annual	1
255.989.658-36	Administrator	19- Other officers		No	0.00%
Not applicable.		Officer			
Eric André Altafim	06/12/1976	Board of Officers member only	08/25/2022 10/03/2022	Annual	1
273.383.788-51	Administrator	19- Other officers		No	0.00%
Not applicable.		Officer			
Lineu Carlos Ferraz de Andrade	12/11/1972	Board of Officers member only	08/25/2022 10/03/2022	Annual	1
105.260.778-08	Administrator	19- Other officers		No	0.00%

Not applicable.		Officer			
Mário Newton Nazareth Miguel 216.756.218-70 Not applicable.	12/22/1979 Administrator	Board of Officers member only 19- Other officers Officer	08/25/2022 10/03/2022	Annual No	1 0.00%
Adriano Cabral Volpini 162.572.558-21 Not applicable.	12/06/1972 Business Administrator	Board of Officers member only 19- Other officers Officer	04/28/2022 07/01/2022	Annual No	5 0.00%
Luciana Nicola Scheneider 270.049.978-63 Not applicable.	12/27/1977 Bank Clerk	Board of Officers member only 19- Other officers Officer	04/28/2022 07/01/2022	Annual No	2 0.00%
Alexsandro Broedel 031.212.717-09 Member of the Disclosure and Trading Committee	10/05/1974 Accountant	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/28/2022 07/01/2022	Annual No	10 0.00%
Renato Lulia Jacob	05/10/1974	Board of Officers member only	04/28/2022	Annual	3

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name / Taxpayer ID (CPF) / Other positions held and roles performed at the issuer	Date of birth / Profession	Management body / Elective office held / Description of other positions/roles	Date of election / Date of investiture	Term of office / Nominated by the Controlling stockholder	Number of consecutive terms of office / Percentage of attendance at meetings
118.058.578-00 Investor Relations Officer Chairman of the Disclosure ad Trading Committee	Bank Clerk	19- Other officers Officer	07/01/2022	No	0.00%
Milton Maluhy Filho 252.026.488-80 Not applicable.	06/08/1976 Administrator	Board of Officers member only 19- Other officers Director President	04/28/2022 07/01/2022	Annual No	5 0.00%
Alexandre Grossmann Zancani 288.246.148-84 Not applicable.	10/14/1977 Engineer	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/28/2022 07/01/2022	Annual No	3 0.00%
André Luis Teixeira Rodrigues 799.914.406-15 Not applicable.	08/11/1973 Engineer	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/28/2022 07/01/2022	Annual No	3 0.00%
Renato da Silva Carvalho 033.810.967-61 Not applicable.	11/02/1974 Engineer	Board of Officers member only 19- Other officers Officer	04/28/2022 07/01/2022	Annual No	3 0.00%
Paulo Sergio Miron 076.444.278-30 Not applicable.	07/26/1966 Accountant	Board of Officers member only 19- Other officers Officer	04/28/2022 07/01/2022	Annual No	8 0.00%
Teresa Cristina Athayde Marcondes Fontes 307.447.828-48 Not applicable.	08/28/1982 Lawyer	Board of Officers member only 19- Other officers Officer	04/28/2022 07/01/2022	Annual No	3 0.00%
Daniel Sposito Pastore 283.484.258-29 Not applicable.	10/07/1979 Lawyer	Board of Officers member only 19- Other officers Officer	04/28/2022 07/01/2022	Annual No	3 0.00%
José Virgilio Vita Neto	09/13/1978	Board of Officers member only	04/28/2022	Annual	9

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
223.403.628-30	Lawyer	19- Other officers	07/01/2022	No	0.00%
Member of the Disclosure and Trading Committee		Officer (member of the Executive Committee)			
Candido Botelho Bracher	12/05/1958	Board of Officers member only	04/26/2022	Annual	2
039.690.188-38	Business Administrator	29- Other board officers	07/01/2022	Yes	100.00%
Member of the Environmental, Social and Climate Responsibility Committee Member of the Capital and Risk Management Committee Member of the Compensation Committee Member of the Nomination and Corporate Governance Committee		Member of the Board of Directors (non-executive director)			
Frederico Trajano Inácio Rodrigues	03/25/1976	Board of Officers member only	04/26/2022	Annual	3
253.929.608-47	Business Administrator	29- Other board officers	07/01/2022	Yes	75.00%
Not applicable.		Member of the Board of Directors (independent director)			
Fábio Colletti Barbosa	10/03/1954	Board of Officers member only	04/26/2022	Annual	8
771.733.258-20	Business Administrator	29- Other board officers	07/01/2022	Yes	91.67%

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
Member of the Personnel Committee		Member of the Board of Directors (independent director)			
Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee					
Chairman of the Related Parties Committee					
Member of the Environmental, Social and Climate Responsibility Committee					
Pedro Luiz Bodin de Moraes	07/13/1956	Board of Directors member only	04/26/2022	Annual	15
548.346.867-87	Economist	29 - Other board members	07/01/2022	Yes	100.00%
Chairman of the Capital and Risk Management Committee		Member of the Board of Directors (independent director)			
Member of the Related Parties Committee					
Maria Helena dos Santos Fernandes de Santana	06/23/1959	Board of Directors member only	04/26/2022	Annual	2
036.221.618-50	Economist	29 - Other board members	07/01/2022	Yes	100.00%
Member of the Related Parties Committee Member of the Audit Committee		Member of the Board of Directors (independent director)			
Pedro Moreira Salles	10/20/1959	Board of Directors member only	04/26/2022	Annual	15
551.222.567-72	Banker	29 – Other board members	07/01/2022	Yes	100.00%

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
Chairman of the Strategy Committee		Co-chairman of the Board of Directors (non-executive director)			
Chairman of the Nomination and Corporate Governance Committee					
Chairman of the Personnel Committee					
Member of the Environmental, Social and Climate Responsibility Committee					
Ricardo Villela Marino	01/28/1974	Board of Directors member only	04/26/2022	Annual	15
252.398.288-90	Engineer	29 – Other board members	07/01/2022	Yes	100.00%
Member of the Strategy Committee		Vice President of the Board of Directors			
Alfredo Egydio Setubal	09/01/1958	Board of Directors member only	04/26/2022	Annual	15
014.414.218-07	Business Administrator	29 – Other board members	07/01/2022	Yes	75.00%

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Environmental, Social and Climate Responsibility Committee		Member of the Board of Directors (non-executive director)			
Roberto Egydio Setubal	10/13/1954	Board of Directors member only	04/26/2022		
			07/01/2022	Annual	15
007.738.228-52	Engineer	29 - Other board members		Yes	100.00%
Member of the Capital and Risk Management Committee Member of the Strategy Committee Chairman of the Compensation Committee		Co-chairman of the Board of Directors (non-executive director)			
João Moreira Salles	04/11/1981	Board of Directors member only	04/26/2022	Annual	6
295.520.008-58	Economist	29 – Other board members		Yes	100.00%

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
Member of the Strategy Committee Member of the Compensation Committee		Member of the Board of Directors (non-executive director)	07/01/2022		
Ana Lúcia de Mattos Barretto Villela	10/25/1973	Board of Directors member only	04/26/2022	Annual	5
066.530.828-06	Pedagogic Professional	29 – Other board members		Yes	91.97%
Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee		Member of the Board of Directors (non-executive director)	07/01/2022		
Cesar Nivaldo Gon	07/09/1971	Board of Directors member only	04/26/2022	Annual	1
154.974.508-57	Businessperson	29 – Other board members	07/01/2022	Yes	0.00%
Member of the Personnel Committee		Member of the Board of Directors (independent director)			
Rene Guimarães Andrich	08/04/1971	Fiscal Council	04/26/2022	Annual	3
709.926.659-49	Accountant	47 - Fiscal Council (Suplent) Nominated by preferred stockholders	07/01/2022	No	0.00%
Not applicable.					
Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/26/2022	Annual	6
503.946.658-72	Accountant	46 - Fiscal Council (Suplent) Nominated by the controlling stockholder	07/01/2022	Yes	0.00%
Not applicable.					
Eduardo Hiroyuki Miyaki	06/11/1972	Fiscal Council	04/26/2022	Annual	1
159.822.728-92	Civil Engineer	43 - Fiscal Council (Effective) Nominated by the controlling stockholder	07/01/2022	Yes	0.00%
Not applicable.					
Artemio Bertholini	04/01/1947	Fiscal Council	04/26/2022	Annual	2
095.365.318-87	Accountant	44 - Fiscal Council (Effective) Nominated by preferred stockholders	07/01/2022	No	100.00%
Not applicable.					
João Costa	08/10/1950	Fiscal Council	04/26/2022	Annual	14

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder	07/01/2022	Yes	0.00%
Not applicable.					
Gilberto Frussa	10/20/1966	Fiscal Council	04/26/2022	Annual	1
127.235.568-32	Lawyer	40 – Chairman of the Fiscal Council Elected by the controlling stockholder	07/01/2022	Yes	0.00%
Not applicable.					
Marina Fagundes Bellini	06/22/1973	Board of Officers member only	01/26/2023	Annual	0
173.837.768-79	Economist	19- Other officers		No	0.00%
Not applicable.		Officer (member of the Executive Committee)			

Profissional experience / Statement of any conviction / Independence criteria

Pedro Paulo Giubbina Lorenzini - 103.594.548-79

Pedro Paulo Giubbina Lorenzini, a Member of the Partners Program, has been an Officer at the Executive Committee of the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks, and Macroeconomics departments and for the bank's operations in South America (Argentina, Paraguay, Uruguay, Chile, and Colombia).

He is a member of the Board of Directors and a member of the Risk and Financial Committee of B3 S.A. – Brasil, Bolsa, Balcão (two-year period 2021/2023).

Mr. Lorenzini serves as executive committee member, responsible for the Global Markets and Securities Services at Citibank Brasil (2008 to 2021), after having built his career in the institution since 1989, with experience in the Structuring, ALM Management, Trading, Sales, Product Manager, and Controller departments.

He was the Chairman of the Treasury Committee (2010 to 2013) and Citibank's representative at the Board of Executive Officers of Federação Brasileira de Bancos (FEBRABAN) (2013 to 2021), and Chairman of the Treasury Committee (2010 to 2012) and Vice President of Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2010 to 2021).

He holds a Bachelor's degree in Business Administration from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil.

Carlos Fernando Rossi Constantini - 166.945.868-76

Carlos Fernando Rossi Constantini, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which addresses client's investment journeys, from offering and experience to fund distribution and management, having held the position of Executive Officer (2019 to 2021). In 2017, Mr. Constantini became the CEO at Itaú Unibanco in the United States and the Head of International Private Banking in Miami (2017 to 2018). He has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2017). He joined the Itaú Unibanco Group in 2007 as a Deputy Officer (2007 to 2009).

He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Flávio Augusto Aguiar de Souza - 747.438.136-20

Flávio Augusto Aguiar de Souza, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking division. He joined the Itaú Unibanco Group in 2009 and has held leading positions in several departments of the conglomerate, having served as Executive Commercial Banking Officer, Global Head of Wealth Management & Services, Global Head of Private Banking, and CEO of Banco Itaú International in Miami, U.S.

Mr. Souza was Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2015 to 2019), and Chairman of the Board of Directors at the banks Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) (2015 to 2018).

He holds a Bachelor's degree in Business Administration from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a postgraduate degree in Finance from the Fundação Dom Cabral, São Paulo, Brazil.

Ricardo Ribeiro Mandacaru Guerra - 176.040.328-85

Ricardo Ribeiro Mandacaru Guerra, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, responsible for the technology department in the position of CIO since 2015. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2014 to 2021), Channels Officer (2008 to 2014); Financing Products Superintendent – Individuals

(2007 to 2008); Credit Policies Superintendent (2006 to 2007); Electronic Channels Management Superintendent (2002 to 2006), and Internet Project Leader (1996 to 2000).He joined the Itaú Unibanco Group in 1993 as a System Analyst.

He holds a Bachelor's degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S.

José Geraldo Franco Ortiz Junior - 290.270.568-97

José Geraldo Franco Ortiz Junior, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2021. He is currently responsible for the Corporate Compliance and Money Laundering Prevention department. He joined the Itaú Unibanco Group in 2003 as an intern and has served in a number of positions, such as: Legal Assistant (2003 to 2004); Lawyer (2004 to 2006); Senior Lawyer (2006 to 2008); Legal Manager (2009 to 2013), and Legal Superintendent (2013 to 2020).

Mr. Ortiz Junior also worked as Non-US Legal Intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil (2001 to 2003).

He holds a Bachelor's degree in Law from Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master's degree (LL.M) from the Columbia University Law School, New York, U.S.

Matias Granata - 228.724.568-56

Matias Granata, a Partner, has been an Officer of the Executive Committee at the Itaú Unibanco Group responsible for the risks department (CRO) since 2021. He has held several positions at the Itaú Unibanco Group, including Officer (2014 to 2021), responsible for AML, Credit Risk, Modeling and Market and Liquidity Risks.

He holds a Bachelor's degree in Economics from the Universidad de Buenos Aires (UBA), Buenos Aires, Argentina, a postgraduate degree in Economics from the Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina, and a Master's degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, United Kingdom.

Sergio Guillinet Fajerman - 018.518.957-10

Sergio Guillinet Fajerman, a Member of the Partners Program, has been an Officer, Member of the Executive Committee of the Itaú Unibanco Group since 2021. He is currently responsible for the Personnel department. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2017 to 2021) and Corporate Personnel Management Officer, and Personnel Officer at the General Wholesale Banking Department (2010 to 2017).

He holds a Bachelor's degree in Economics from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; an MBA in Corporate Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; an MBA from INSEAD, Fontainebleau, France; and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S.

Andre Balestrin Cestare - 213.634.648-25

Andre Balestrin Cestare, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Retail Banking Financial Planning department and the Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Wholesale Banking Financial Planning Officer (2019 to 2022); Retail Banking Financial Planning (2017 to 2019); and Finance Superintendent (2010 to 2017).

He holds a Bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; a Postgraduate degree in Business Administration and a Professional Master's degree in Finance and Economics, both from Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil.

Renato Barbosa do Nascimento - 161.373.518-90

Renato Barbosa do Nascimento, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, WMS, financial crime prevention, M&A, treasury, risks, accounting, tax, and finance departments and foreign units.

Over his 26 years' career at PricewaterhouseCoopers Auditores Independentes (PwC) he held several positions, including Audit Partner from 2009 to 2017. His main responsibility as Audit Partner was to lead external audit work for financial sector entities located in Brazil and abroad.

In 2014 to 2017 he was part of a three-year professional exchange at PwC in Mexico City in the role of audit partner, leading the performance of external audit work for subsidiaries of international financial sector entities established in Mexico. In 2009 to 2014, he was responsible for monitoring the external audit work performed by PwC's teams from the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay, and Uruguay in subsidiaries of Brazilian financial institutions in these countries.

In 2006 to 2008, Mr. Nascimento took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in the United Kingdom, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRSs), Sarbanes Oxley (SOx) rules, and policies issued by the Public Company Accounting Oversight Board (PCAOB). Additionally, he took part in a two-year professional exchange program at PwC in Montevideo, Uruguay by managing external audits of local banks, international institutions, and offshore and other entities.

He holds a Bachelor's degrees in Accounting and Business Administration, both from Universidade Paulista, São Paulo, Brazil. He attended an MBA from Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2021, Mr. Nascimento attended the executive training course Fintech Revolution: Transformative Financial Services and Strategies, organized by the Wharton School of the University of Pennsylvania.

André Sapoznik - 165.085.128-62

André Sapoznik, a Member of the Partners Program, has been an Officer of the Executive Committee of the Itaú Unibanco Group since 2016, having previously held the position of Vice President (2016 to 2021). He is currently responsible for Individual Clients. He started his career at the Itaú Unibanco Group in 1998 and was elected an Officer in 2004.

He holds a degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and an MBA from Stanford Graduate School of Business, California, U.S.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Álvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, broker, banking products, allocated funds and onlending, international loans, and foreign exchange), the Tax Department (advisory and litigation), the Proprietary M&A Legal Matters Department, and the Antitrust, Corporate and International Legal Matters Departments. Mr. Rodrigues was previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking segment, insurance and pension plan business) and the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and subsequently Legal Superintendent (2005 to 2014).

He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados.

He holds a Bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S.

Emerson Macedo Bortoloto - 186.130.758-60

Emerson Macedo Bortoloto has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the Internal Audit Officer, responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as in processes of the Information Technology, Information Security, and Cybersecurity departments. Mr. Bortoloto was responsible for evaluating processes related to Market, Credit and Operational Risks, in addition to Project Auditing and Continuous Auditing. Also at the Itaú Unibanco Group, he was responsible for auditing in the Information Technology and Retail Credit Analysis and Granting processes.

He has been a Member of the Audit Committees of Itaú Unibanco's subsidiaries and associates, such as: Banco Itaú Paraguay, Banco Itaú Uruguay, CIP – Câmara Interbancária de Pagamentos, and Tecban – Tecnologia Bancária.

Mr. Bortoloto worked at Ernst & Young Auditores Independentes (2001 to 2003) and at Banco Bandeirantes (1992 to 2001), being responsible for auditing IT and operational processes.

He holds a Bachelor's degree in Data Processing Technology, a Postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, and an MBA in Internal Auditing from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil. He has the following certifications: CISA – Certified Information System Auditor, issued by the Information Systems Audit and Control Association (ISACA) and CCoaud+ – Experienced Audit Committee Member Certification, issued by the IBGC.

Tatiana Grecco - 167.629.258-63

Tatiana Grecco, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. She is currently responsible for the Capital and Market and Liquidity Risk department.

She has been working in the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a solid, successful career over the years within the Group, starting as a Back Office Analyst of institutional and private banking investors' portfolios. In 1998, she became a fund portfolio manager at Itaú Asset Management. Afterward, she worked as a senior portfolio manager of fixed income and technical provision portfolios for five years and later became the Superintendent of technical provision portfolio management.

In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and Exchange Traded Funds (ETFs). In 2014, she also became the Superintendent of Asset Allocation Solutions and Quantitative Funds.

She coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice Chairman of the Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds.

Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management, and Itaú Corretora de Valores units. Since 2020, she has also been responsible for the conglomerate's capital management.

She holds a Bachelor's degree in Civil Construction with major in Technology from Universidade Estadual Paulista (UNESP), São Paulo, Brazil; a Postgraduate degree in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; a Master's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil; and is certified by the Executive Education Program on Asset Management from Yale University, Connecticut, U.S. She is also a Certified Financial Planner (CFP) since 2009 and is Asset Manager certified by ANBIMA (CGA).

Maira Blini de Carvalho - 327.908.828-35

Maira Blini de Carvalho, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She is currently responsible for the advisory legal service of the Retail Banking, including secured business, insurance, means of payment and new technologies, and the legal matters related to contracts, data, intellectual property, marketing, equity, third sector and the government segment. She has held several positions at the Itaú Unibanco Group, including Legal Superintendent (2017 to 2022); Legal Manager (2014 to 2017); Legal Coordinator (2013 to 2014) and Legal Specialist Lawyer (2012 to 2013).

She also worked as a Foreign Associate – M&A and Securities (2010) at White & Case LLP, New York, U.S.; and as a Lawyer (2007 to 2009) at Grupo JBS, in addition to participating in internships from 2003 to 2007 at companies such as Nestlé Brasil Ltda. and Aon Holdings Consultores de Seguros e Benefícios.

She holds a Bachelor's degree in Law from Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a Master's degree in International Business and Economic Law from Georgetown University Law Center, Washington, U.S.

Rubens Fogli Netto – 255.989.658-36

Rubens Fogli Netto, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2015, and is currently responsible for the Card Office. He has held several positions at the Itaú Unibanco Group, having served as Digital Business Officer – Cards and Rede (2017 to 2019); Product Officer – Cards (2015 to 2017); Digital Business Superintendent (2012 to 2017); Business and Product Superintendent – FIC (2005 to 2012). Mr. Fogli is also a member of the Board of Directors at several companies of the Itaú Unibanco Group.

He worked at important companies in the markets they operate, such as Citibank (2002 to 2005), Credicard (2001 to 2002) and Banco CCF Brasil (1998 to 2001).

He holds a Bachelor's degree in Business Administration from the Pontifícia Universidade Católica de São Paulo, São Paulo, Brazil; an Executive MBA from the Instituto Brasileiro de Mercado de Capitais (IBMEC), São Paulo, Brazil; and attended the Leadership Transition program from the INSEAD, Fontainebleau, France, and the Leading Organizations and Change course from the MIT Sloan, Cambridge, Massachusetts, U.S.

Eric André Altafim – 273.383.788-51

Eric André Altafim, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Corporate Client, Foreign Exchange, Funding, Derivatives and Digital Assets. He has held several positions at the Itaú Unibanco Group, including Head of Client and Specialized Sales, Products and Planning of Markets Desks (2015 to 2017); Head of Client and Specialized Sales – CIB (UL, Large and Corporate) Desks (2012 to 2015); Head of Derivatives – Wholesale (2008 to 2012); Senior Trader (2005 to 2007) and Trader (1999 to 2000).

He also served as a Relations and Desk manager at Banco UBS Pactual (2007 to 2008); Senior Trader at Banco HSBC (2000 to 2005); Trainee (1997 to 1999) and Junior Trader (1999) at Banco CCF.

He holds a Bachelor's degree in Business Administration from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and an MBA in Economics from the Universidade de São Paulo (USP), São Paulo, Brazil.

Lineu Carlos Ferraz de Andrade – 105.260.778-08

Lineu Carlos Ferraz de Andrade has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for Consortia, Vehicle, Real Estate Loan, Payroll Loan, Logistics and Credit Card operations. He has held several positions at the Itaú Unibanco Group, including Head of Foreign Exchange and Foreign Trade Products (2013 to 2014); Head of Credit Restructuring Policy and Strategy – Companies (2011 to 2013); Head of Foreign Exchange and Foreign Trade Operations (2005 to 2011) and Head of Foreign Exchange, Foreign Trade and Foreign Unit Systems (2001 to 2004).

He holds a Bachelor's degree in Computer Sciences from the Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil; an MBA from the Universidade de São Paulo (USP), São Paulo, Brazil; a Master's degree in Foreign Trade and Banking from the Fundação Getulio Vargas (FGV), São Paulo, Brazil; a Specialization in Strategic People Management from the Fundação Dom Cabral, São Paulo, Brazil; an Post MBA from the Fundação Instituto de Administração (FIA), São Paulo, Brazil and Risk Management from the The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Mário Newton Nazareth Miguel – 216.756.218-70

Mário Newton Nazareth Miguel, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2021. He is currently responsible for the Receivables Information System (SVR) and the forwarding to BACEN of information relating to amounts refundable to individuals and legal entities. He has held several positions at the Itaú Unibanco Group, including Digital Products Superintendent (2017 to 2020); Digital Business Superintendent (2016 to 2017); Digital Business Manager (Cards) (2013 to 2016); Electronic and Physical Channels Manager (Cards) (2010 to 2013) and Project Expert (Cards) (2008 to 2010).

He was also Product Manager (2007 to 2008) at Banco ABN AMRO Real; Marketing Expert (2005 to 2007) and Client Relations Analyst (2004 to 2005) at Claro S.A. and Business Analyst (1998 to 2003) at Tess S.A.

He holds a Bachelor's degree in Business Administration from the Universidade Paulista, São Paulo, Brazil; a Postgraduate degree in Economics from the Universidade de Campinas, São Paulo, Brazil; an MBA in Business from the Fundação Getulio Vargas (FGV), São Paulo, Brazil; an MBA – International Module from the Ohio University, Ohio, U.S.; Specialization in Executive Leadership from the Fundação Dom Cabral, São Paulo, Brazil and a Postgraduate degree in Positive Psychology from the PUCRS.

Adriano Cabral Volpini - 162.572.558-21

Adriano Cabral Volpini, a Partner of Itaú Unibanco, has been Corporate Security Officer and Chief Security Officer (CSO) at the Itaú Unibanco Group since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts (2005 to 2012); Manager of Prevention of Unlawful Acts (2004 to 2005); Inspection Manager (2003); Inspector (1998 to 2003); Auditor (1996 to 1997) and in the Branch Operation Department (1991 to 1996). He also holds management positions in several companies of the Itaú Unibanco Group.

He holds a Bachelor's degree in Social Communication and a postgraduate degree in Accounting and Financial Administration, both from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil.

Luciana Nicola Scheneider - 270.049.978-63

Luciana Nicola Schneider, a Member of the Partners Program, has been an Officer at Itaú Unibanco Group since 2022. She is currently responsible for the Institutional Relations and Sustainability area. She has held several positions at the Itaú Unibanco Group, including Superintendent of Institutional Relations, Sustainability and New Business (2018 to 2021) and Superintendent of Government and Institutional Relations (2009 to 2018). She worked as a Social Responsibility Manager (2004 to 2009) at Instituto Unibanco S.A. and at the Endomarketing department at Unibanco S.A. (1997 to 2004).

Ms. Schneider was also a Member of the Steering Committee (2005 to 2007) at Associação Junior Achievement of the São Paulo State.

She holds a Bachelor's degree in Law from the Universidade São Judas Tadeu, São Paulo, Brazil, and postgraduate degrees in Semiotics from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São

Paulo, Brazil and in Leadership and Public Management from the Centro de Liderança Pública – CLP and Center on the Legal Profession at Harvard Business School, Cambridge, Massachusetts, U.S.

Alexsandro Broedel - 031.212.717-09

Alexsandro Broedel, a Member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer.

Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation and Board Member of the Value Reporting Foundation.

He holds a Bachelor's degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Renato Lulia Jacob - 118.058.578-00

Renato Lulia Jacob has been a Partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 21 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itau Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015).

He has been an Independent Member of the Board of the Royal Institution of Great Britain, in the United Kingdom.

He holds a Bachelor's degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Milton Maluhy Filho - 252.026.488-80

Milton Maluhy Filho, a Partner, has been a Chief Executive Officer at the Itaú Unibanco Group since 2021, having served as a CFO and a CRO as well. Mr. Maluhy has held several positions at the Itaú Unibanco Group, including Vice President (2019 to 2020) and CEO of Itaú CorpBanca (Chile) (2016 to 2018), being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected Officer in 2007.

He holds a Bachelor's degree in Business Administration.

Alexandre Grossmann Zancani - 288.246.148-84

Alexandre Grossmann Zancani, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having held the position of Executive Officer at the Itaú Unibanco Group (2019 to 2021).

He was a Digital Business, Data, New Undertakings and Innovation Officer (2017 to 2019), a Risk Officer – Individuals and Consumers (2015 to 2017), an Executive Credit Superintendent at Santander – Individuals and Financing Companies (2013 to 2015), an Executive Credit Superintendent at Santander – Individuals (2012 to 2013) at Santander (Brazil), an Executive Credit and Collection Superintendent (2009 to 2012) at Santander Cards and a Member of the Board of Directors (2017 to 2018) at Banco PSA Finance Brasil S.A.

He holds a Bachelor's degree in Computer Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France.

André Luís Teixeira Rodrigues - 799.914.406-15

André Luís Teixeira Rodrigues, a Partner since 2010 and a Member of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Uniclass, Personnalité, Companies departments, Government and Payroll segments, and is also responsible for the Insurance, Products and Strategic Planning – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments. He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005. He was an Executive Officer from 2008 and 2020, having worked at Banco Itaú BBA from its creation in 2003 to 2018 and at the Retail Banking segment as from 2019.

Mr. Rodrigues is a Member of the Board of Directors at Porto Seguro S.A.

He holds a Bachelor's degree in Mechanical Engineering with major in Automation and Systems ("Mechatronics") from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

Renato da Silva Carvalho - 033.810.967-61

Renato da Silva Carvalho, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking Financial Planning department. Mr. Carvalho held several positions at the Itaú Unibanco Group, including Retail Banking Financial Planning Officer, Finance Superintendent, Wholesale Banking (2017 to 2020), and Market and Liquidity Risk Superintendent/Manager (2010 to 2017).

He worked as Investment Market Risk Associate Director (2008 to 2010) at Fidelity International LTD (London, United Kingdom); Market Risk Associate Director (2006 to 2008) at Mizuho International LTD (London, United Kingdom); and Market and Liquidity Risk Analyst (1998 to 2006) at Banco Brascan S.A. (Rio de Janeiro, Brazil).

He holds a Bachelor's degree in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; an Executive MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; an MBA in System Analysis, Project and Management from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil; and a M.Sc.in Production Engineering from Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; and attended the Executive Program from Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM)

by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP).

Paulo Sergio Miron - 076.444.278-30

Paulo Sergio Miron, a Member of the Partners Program, has been the Officer responsible for internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015.

He has been an Officer at the Instituto Unibanco and the Fundação Itaú para Educação e Cultura, a Member of the Fiscal Council at the Fundação Maria Cecilia Souto Vidigal, of the Fiscal Council at Instituto Lemann and of the Fiscal Council at the Fundação Nova Escola, and a Coordinator of the Audit Committee at Zup Tecnologia. Mr. Miron has served as a financial specialist at the Audit Committee of Porto Seguro and XP.

With over 28 years of experience in independent auditing, he was a partner at PricewaterhouseCoopers (PwC) – Brazil (1996 to 2014) responsible for the audit work at large Brazilian financial conglomerates, the Brasília office in Distrito Federal (DF), and both the government services and the banking departments. Mr. Miron also coordinated the PwC Brazil's department of training at financial institutions for over ten years, and worked as a college professor teaching financial market-related courses. He is a speaker at many seminars on governance, auditing and financial market issues.

He holds a Bachelor's degrees in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil and in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil.

Teresa Cristina Athayde Marcondes Fontes - 307.447.828-48

Teresa Cristina Athayde Marcondes Fontes, a Member of the Partners Program, joined the Itaú Unibanco Group in 2003. She worked until 2017 for the legal counsel of institutional and business departments and, from 2017 to 2019, she was responsible for the Conglomerate's Compliance, Retail Banking, and Labor segments, including as a liaison with a number of regulators. She was elected Officer in 2020. She is responsible for the Civil and Retail Litigation Office.

She holds a Bachelor's degree in Law from Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil; a post-graduate degree in Commercial Law from the University of Paris, Panthéon Sorbonne, Paris, France; an MBA from Fundação Dom Cabral, São Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S.; and has attended the Executive Education Program from the Fundação Dom Cabral, São Paulo, Brazil.

Daniel Sposito Pastore - 283.484.258-29

Daniel Sposito Pastore, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Health, Labor Relations, and Labor and Criminal Legal Department. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the Labor, Criminal, Union Relations, Higher Courts, Labor Advisory, and WMS departments (2012 to 2020); Legal Manager WMS, working at the International, Asset, and Brokerage departments (2008 to 2011); Lawyer WMS (2004 to 2008); Banking Law Lawyer (2002 to 2003); and Legal Assistant (M&A Legal) (2000 to 2002).

Mr. Pastore served at Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective Member of the Legal Committee (2012 to 2016), having served as Vice President (2015 to 2016); Coordinator and Liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (CVM) for issuing and implementing new rules on suitability, asset management, and trust management and investment funds (2014 to 2016), and Coordinator of the revision of self-regulation codes for trust management, asset management, and investment funds (2015 to 2016). He is a member of the legal labor committee since 2017 and a member of the union negotiation committee since 2020 at Federação Brasileira de Bancos (FEBRABAN).

He holds a Bachelor's degree in Law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil.

José Virgilio Vita Neto – 223.403.628-30

José Virgilio Vita Neto, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman's, Governmental Relations and Sustainability departments. He joined the Itaú Unibanco Group in 2000 as a lawyer, and was elected Officer in 2011.

He is an Executive Officer at Febraban, representing Itaú Unibanco.

He holds a Bachelor's degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master's degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S.

Candido Botelho Bracher - 039.690.188-38

Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors of the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President ("Diretor Geral") (2015 to 2017), and Vice President (2004 to 2015).

Mr. Bracher has been a Member of the Boards of Directors of Mastercard Incorporated since 2021 and Instituto Acaia, and is a columnist for Folha de São Paulo, a newspaper.

We was a member of the Boards of Directors of B3 S.A. – Brasil, Bolsa, Balcão (2009 to 2014) and Pão de Açúcar – Companhia Brasileira de Distribuição (1999 to 2013).

He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Frederico Trajano Inácio Rodrigues - 253.929.608-47

Frederico Trajano Inácio Rodrigues (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2020.

He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2016, having been an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was also in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005, and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999).

He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and attended the Program for Executives from the University of California, Stanford, U.S.

Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors of the Itaú Unibanco Group since 2015.

In 2022 he took office as CEO of was Natura & Co. He has been a member of the Boards of Director of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015 and Ambev since 2021.

He was the CEO of Abril Comunicações S.A. (2011 to 2014); Chairman of the Board of Directors of Banco Santander (Brazil) S.A. (2011); CEO of Banco Santander S.A. (2008 to 2010); and CEO of Banco ABNAMRO/Real S.A. (1996 to 2008).

Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019). He is currently a Board Member of the UN Foundation (U.S.) since 2011; a member of the Board of Directors of Instituto Empreender Endeavor since 2008; and a member of the Board of Directors of Centro de Liderança Pública (CLP) desde 2010.

He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master's degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2003.

He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.

He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A.

Mr. Bodin de Moraes also served as a Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991).

He holds a Bachelor's and Master's degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors since 2021 and Member of the Audit Committee since 2022 at the Itaú Unibanco Group. She was a Member of the Audit Committee between 2014 and 2020.

She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, a Member of the Board of Directors and Chairwoman of the Audit Committee at CI&T Inc., and a Member of the Board of Directors at Fortbras S.A.

She was a Member of the Board of Directors (2018 to 2019) and the Chairwoman of the Audit Committee at XP Inc. between 2019 and 2021, having previously served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020), a Member of the Board of Trustees at the IFRS Foundation (2014 to 2019), a Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017), a Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017), a Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015), Chairwoman (2007 to 2012) and Officer (2006 to 2007) of the Brazilian Securities and Exchange Commission (CVM).She represented CVM at the Financial Stability Board (FSB) (2009 to 2012).

She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period.

She worked at the Bolsa de Valores de São Paulo (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments.

Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006), having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) (since 2000).

She holds a Bachelor's degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP) São Paulo, Brazil.

Pedro Moreira Salles - 551.222.567-72

Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors of the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008).

He serves as the Chairman of the Board of Directors of Instituto Unibanco; the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM); and the Board of Directors of Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER's Board of Associates, and the Steering Board of Fundação Osesp.

He has a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He attended a master's program in International Relations from Yale University and the Owner/President Management (OPM) Program at Harvard University, both in the United States.

Ricardo Villela Marino - 252.398.288-90

Ricardo Villela Marino (Non-Executive Vice President) has been a Vice Chairman of the Board of Directors of the Itaú Unibanco Group since 2020. He was also a member of the Board of Directors (2008 to 2020) and has benn the Chairman of the bank's Latin America Strategic Council since 2018. He has held several positions in the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018).

He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; a member of the Strategy and New Business Committee since 2021; a member of the Sustainability Council since 2019; and he was a Member of the Investment Policies Committee (2008 to 2011); an Alternate Member of the Board of Directors of Dexco S.A. since 2009; an Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and an Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018).

He holds a Bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master's degree in Business Administration from the MIT Sloan

School of Management, Cambridge, Massachusetts, U.S.

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal (Non-Executive Member) has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015 and a Member of the Board of Directors since 2008.

Mr. Setubal has been the Chairman of the Board of Directors of Dexco S.A. since 2021 and a Member of this Board since April 2015, a Member of the Board of Directors of Itaú Unibanco since 2007, of Alpargatas since 2017, and of Copa Energia since 2020.

He has been a Member of the Superior Guidance, Nomination and Ethics Committee of the Instituto Brasileiro de Relações com Investidores – IBRI since 2010, having been Chairman of the Board of Directors from 2000 to 2003. Mr. Setubal was President of the Associação Nacional dos Bancos de Investimentos from 2003 to 2008. He was a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) from 1999 to 2017.

He is Chairman of the Board of Trustees of Fundação Itaú para Educação e Cultura (FIEC), and has been the Chairman of the Decision-Making Council of the Museu de Arte de São Paulo (MASP) since 2015. Mr. Setubal has been a Member of the Board of Directors of the Fundação Bienal de São Paulo since 2009. He is a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) and the Instituto de Arte Contemporânea – IAC.

He holds Bachelor's and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

Roberto Egydio Setubal - 007.738.228-52

Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A. since 2017. He began his career at Banco Itaú in 1980, having held several positions until he was appointed in 1994 to preside over the institution, holding this position until April 2008, when he became CEO of Itaú Unibanco until 2017.

Between 1994 and 2020 he was a member of the International Monetary Conference, having chaired the 2015 Conference. From 1997 to 2000, he was President of the Federação Brasileira de Bancos (FEBRABAN) and from 2011 to 2017 he was Chairman of the Board of Directors of that institution. He was a member of the Board of Directors of the Institute of International Finance (IIF), having held the position of vice-chairman from 2003 to 2014. Between 2002 and 2008 Mr. Setubal was a member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2011 he was recognized as the Banker of the Year by Euromoney magazine.

He was a member of the Board of Directors of Petrobras between 2000 and 2002, and sat on the Board of Directors of Shell from 2017 to 2020. Since 1994 he has been a member of Itaúsa's Board of Directors, currently holding the position of vice-chairman. He is also a member of the Board of Directors of CCR, Fundação Itaú para Educação e Cultura, and the Centro de Lideranças Públicas (CLP).

He holds a bachelor's degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of Science in Engineering from the Stanford University, California, U.S.

João Moreira Salles - 295.520.008-58

João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Officer of IUPAR – Itaú Unibanco Participações S.A. since 2018, of which he was a member of the Board of Directors (2015 to 2018).

He is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA) and CEO of BW Gestão de Investimentos (BWGI). He has also been a Director of Verallia, a glass packaging company listed on Euronext Paris since 2019, as well as a Director of Alpargatas as a member of its Finance committee since 2022. Before joining BW, he was an Investment Banker at J.P. Morgan Chase, New York, U.S.

He holds a Bachelor's degree in Economics from INSPER, São Paulo, Brazil, a Master's degree in Economics from the Columbia University GSAS, New York, U.S., a Master's degree in Finance from Columbia University GSB, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Ana Lúcia de Mattos Barretto Villela - 066.530.828-06

Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors in the Itaú Unibanco Group since 2018. She has held several positions in the Itaú Unibanco Group, including member of the Board of Directors (1996 to 2001).

Ms. Villela has also been an alternate member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive member) of Itaúsa S.A. since 2017; a member of the Personnel Committee at Itaú since 2018; a member of the Nomination and Corporate Governance Committee at Itaú since 2018; a member of the Environmental, Social and Climate Responsibility Committee since 2019 (formerly Social Responsibility Committee); a member of the Sustainability and Risks Committee at Itaúsa since 2021; Vice Chairman of the Board of Trustees of Fundação Itaú para Educação e Cultura since 2020; a member of the Steering Council of Itaú Social since 2017; a member of the Advisory Board of Itaú Cultural since 1995; a member of the Executive Board of Itaú Cultural since 2017; Co-founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; founding President of the Alana Foundation since 2012; CEO of Instituto Alana since 2002; a member of the Advisory Board of Instituto Brincante since 2001; and Fellow Ashoka since 2010.

Since 2018, she has been the first representative from Latin America on the Innovation Board of XPrize, a nonprofit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that might help solve some of mankind's major challenges. Ms. Villela is a board member of Participant, an organization founded by social entrepreneur Jeff Skoll, and a leader in media and entertainment that inspires and engages the audience for social change. She is also a member of the Stanford Down Syndrome Research Center Advisory Board since January 2022 and the UCLA Lab School Board of Advisors since May 2022.

She was a member of the Advisory Board of Akatu Institute (2013 to 2017); a member of the Advisory Board of the Fairplay organization (2015 to 2017); and a member of the Advisory Board of Conectas (2003 to 2018), a member of Dexco's Sustainability Committee (2015 to 2018) and an alternate member of Dexco's Board of Directors (2018 to 2020).

She holds a Bachelor's degree in Teaching with major in School Administration and a Master's degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. She took graduate studies in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Cesar Nivaldo Gon - 154.974.508-57
Cesar Nivaldo Gon (Independent Member) has been a Member of the Board of Directors since 2022 and Member of the Personnel Committee since 2021 at the Itaú Unibanco Group.
He is the founder and has been the CEO at CI&T since 1995, acting as the figurehead for topics on leadership development and digital transformation.
Mr. Gon has been a Member of the Board of Directors of Sensedia since 2012, a Tech Advisor to the Boticário Group since 2020 and is a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the Boards of Directors of Raia Drogasil and of Lean Enterprise Institute (LEI), headquartered in Boston.
In 2019, he was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY).
Mr. Gon has co-authored the book "Faster, Faster: The Dawn of Lean Digital" (2020) and is a MIT Sloan Management Review columnist.
He holds a Bachelor's degree in Computer Engineering (CoE) and a Master's degree in Computer Science from the Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil.

Rene Guimarães Andrich - 709.926.659-49
Rene Guimarães Andrich has been an Alternate Member of the Supervisory Council of the Itaú Unibanco Group since 2020.
He is currently the Global Head of Internal Audit at Tupy S.A. and independent member of the Integrity Committee of Petrobrás Transportes S.A. (TRANSPETRO). He works as a Professor, Mentor, and Instructor in courses related to Auditing and Controls issues.
He was head of Internal Audit Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young; Chairman of the Audit Committee of Companhia Paranaense de Gás (COMPAGÁS) and Hospital de Clínicas de Porto Alegre (HCPA); and member of the Audit Committees of Casa da Moeda do Brasil (CMB) and Companhia de Trens Urbanos (CBTU).
He has the certifications CCA+ – Experienced Board Member Certificate (IBGC); CCF – Supervisory Board Member Certificate (IBGC) and CCoAud – Experienced Audit Committee Member Certificate (IBGC); CIA – Certified Internal Auditor (The IIA); CRMA – Certified Risk Management Assurance (The IIA); CCSA – Certificate in Control Self-Assessment (The IIA); QA – Accreditation in QA Assessment/Validation (The IIA); and Regional Accounting Council (CRC/PR).

He is a doctoral candidate in Controllership and Finance at Universidade Mackenzie, São Paulo, Brazil; and he holds a Master in Business Administration from Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil; a post-graduate degree in Controllership from Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil; and a Bachelor's Degree in Accounting from FAE Business School, Curitiba, Brazil.

Reinaldo Guerreiro - 503.946.658-72
Reinaldo Guerreiro has been an Alternate Member of the Supervisory Council of the Itaú Unibanco Group since 2017.
He has been a member of the Board of Directors (2007 to 2021), an Independent Member of the Audit Committee (2007 to 2017) of Cia. de Saneamento Básico do Estado de São Paulo (SABESP); and a Member of the Supervisory Council of the FEA-USP Endowment Fund since 2016.
Mr. Guerreiro has been the Chairman of the Audit Committee of Petrobrás Gas S.A. (GASPETRO) (2018 to 2021) and was a member of the Board of Directors (2016 to 2018) and a member of the Financial and Risks Committee (2016 to 2018) of Petrobrás Distribuidora S.A., and a member of the Strategic Committee of Petróleo Brasileiro S.A. (2016 to 2018).
He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; he was the Head of the Accounting Department in two terms, director (2010-2014), and Vice Head of the Accounting and Actuarial Science Department of Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP) (2019-2021).
He holds a Bachelor's degree in Accounting, a Master's degree and a Ph.D. in Controllership and Accounting, and Habilitation degree ("livre-docência") in Controllership and Accounting from the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Eduardo Hiroyuki Miyaki - 159.822.728-92
Eduardo Hiroyuki Miyaki has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2022. Has held several positions at the Itaú Unibanco Group, including Internal Audit Officer (2010 to 2017) and Operational Risk and Internal Control Officer (2017 to 2021). He has previously served as Internal Audit Superintendent (2005 to 2010) in the Capital Markets, Insurance, Pension Plan and Securities departments. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments (2003 to 2004) and Supervisor of the Anti-Money Laundering and Fraud Prevention Program (1996 to 2003).
He holds a Bachelor's degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil; a Master's degree in Sanitation from the Gunma University, Japan; a Master's degree in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil; and an MBA in International Finance and Business from the Leonard N. Stern School of Business, New York University, New York, U.S.

Artemio Bertholini - 095.365.318-87
Artemio Bertholini has been a Member of the Supervisory Council of the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Member of the Supervisory Council of Itaúsa S.A. (2006 to 2008) and of Itaú Unibanco (2009 to 2011).
He has been a member of the Audit Committees of BB Seguridade S.A. since 2015, Cia. de Saneamento do Paraná (SANEPAR) since 2017, Cia. de Saneamento de Minas Gerais (COPASA) since 2018, and a member of the Supervisory Councils of Investimentos e Participações em Infraestrutura S.A. (INVEPAR) since 2021 and Mangels S.A. since 2022.
He has also been responsible for the Audit and Accounting modules of post-graduation courses on Controllership at Universidade Estadual de Campinas (UNICAMP) since 2015, and an invited lecturer at Accounting, Audit, Arbitration, and Corporate Governance-related events organized by Academia Paulista de Contabilidade, the Regional Accounting Council (CRC/SP) and a number of universities.
Mr. Bertholini served as a member of the Board of Directors of Americel S.A. (2000 to 2001), Telet S.A. (2000 to 2001), and Petrobrás Distribuidora S.A. (2018 to 2019). We was a member of the Audit Committee of Petrobrás Distribuidora S.A. (2018 to 2019) and a member of the Supervisory Councils of Banco do Brasil S.A. (2001 and 2003 to 2005), Indústrias Romi S.A. (2009), and Tekno S.A. Ind. e Comércio (2018 to

2020).
He was also the CEO and Vice Chairman of the Board of Directors of Grant Thornton Brasil (2013 to 2015), Managing Partner of Grupo Directa Auditores (1978 to 2013), and Audit Manager at Arthur Andersen & Co. (1969 to 1978), and a bookkeeper at Banco do Brasil (1965 to 1969).
He holds a Bachelor's degrees in Accounting and Economics and a Master's degree in Accounting and Finance from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and a Ph.D. in Business Administration from the Florida Christian University, Orlando, Florida, U.S.

João Costa - 476.511.728-68
João Costa has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2009. He has held several positions at the Itaú Unibanco Group, including Managing Director (1997 to 2008).
He has been an Alternate Member of the Fiscal Council of Itaúsa S.A. since 2009 and of the Fiscal Council of Dexco S.A. since 2021.
He was an Effective Member of the Fiscal Councils of the Federação Brasileira de Bancos (FEBRABAN), Federação Nacional dos Bancos (FENABAN), Instituto Brasileiro de Ciência Bancária (IBCB), and of the Sindicato dos Bancos do Estado de São Paulo (1997 to 2008).
He holds a Bachelor's degree in Economics from the Faculdade de Economia São Luiz, São Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP), São Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S.

Gilberto Frussa - 127.235.568-32
Gilberto Frussa has been a Member of the Fiscal Council at the Itaú Unibanco Group since july 2022. Has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department (2017 to 2021); Legal Officer for Products and Business – Retail Business (2015 to 2017) and Legal Officer at Banco Itaú BBA S.A. (2006 to 2015), where he also served as a lawyer (1995 to 2006).
Has been an External Member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since January/2022.
Mr. Frussa was a Partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department (1993 to 1995). He was also a Lawyer (1989 to 1993) at Banco BBA-Creditanstalt S.A. and a Law trainee and legal assistant (1986 to 1989) at Pinheiro Neto – Advogados.
Mr. Frussa was also an Effective Director of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) (2000 to 2003 and 2011 to 2013). He was also Chairman of the Legal Affairs Committee of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2012 to 2015). Additionally, he was a Director at Fundação Itaú Unibanco Previdência Complementar (2017 to 2021). He has been an Alternate Member of the Committee for Evaluation and Selection (CAS) of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) since 2018, and an associate of Instituto Brasileiro de Governança Corporativa (IBGC) since 2021.
He holds a Bachelor's degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil.

Marina Fagundes Bellini – CPF 173.837.768-79
Marina Fagundes Bellini has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Operations and Customer Services, Equity and Purchase of Assets departments.
She served as a Global Officer for Technology, Digital and Shared Service Center (2019 to 2022) and Global CIO and Officer for Digital Transformation (2018) at BAT, a multinational company headquartered in England, and was also CIO at Pepsico Latin America and CIO at CMO at Pepsico Global, U.S. (2015 to 2018).
Ms. Bellini was also an Officer for Integration, Technology & Shared Services in México (2013 to 2015); Global CIO and Officer for Global Shared Services (2009 to 2013); CIO and Officer for Shared Services in Western Europe (2007 to 2009); Officer for Shared Services in Europe (2006); Global Officer for Shared Services (2004 to 2005) and Officer for Shared Services in Latin America (2002 to 2004) at Anheuser-Busch Inbev and AmBev. She was Trainee and Senior Consultant (1995 to 2002) at PriceWaterhouse Coopers Consulting.
She holds a Bachelor's degree in Economics from the Universidade de Campinas (UNICAMP), São Paulo, Brazil; a Specialization course in Business Administration from the CEAG at the Fundação Getulio Vargas (FGV), São Paulo, Brazil; Consumer Connections – Corporate Executive Education from the Universidade de Stanford, California, U.S.; Executive Program from the Singularity University, California, U.S. and High Performance Leadership from the Institute for Management Development (IMD), Lausanne, Switzerland.

Type of Conviction	Description of the conviction
Pedro Paulo Giubbina Lorenzini - 103.594.548-79	
N/A	
Carlos Fernando Rossi Constantini - 166.945.868-76	
N/A	
Flávio Augusto Aguiar de Souza - 747.438.136-20	
N/A	
Ricardo Ribeiro Mandacaru Guerra - 176.040.328-85	
N/A	
José Geraldo Franco Ortiz Junior - 290.270.568-97	
N/A	
Matias Granata - 228.724.568-56	
N/A	
Sergio Guillinet Fajerman - 018.518.957-10	
N/A	
Andre Balestrin Cestare - 213.634.648-25	
N/A	
Renato Barbosa do Nascimento - 161.373.518-90	
N/A	
André Sapoznik - 165.085.128-62	
N/A	
Álvaro Felipe Rizzi Rodrigues - 166.644.028-07	
N/A	
Emerson Macedo Bortoloto - 186.130.758-60	
N/A	
Tatiana Grecco - 167.629.258-63	
N/A	
Maira Blini de Carvalho - 327.908.828-35	

N/A

Rubens Fogli Netto – 255.989.658-36
N/A

Eric André Altafim – 273.383.788-51
N/A

Lineu Carlos Ferraz de Andrade – 105.260.778-08
N/A

Mário Newton Nazareth Miguel – 216.756.218-70
N/A

Adriano Cabral Volpini - 162.572.558-21

N/A

Luciana Nicola Scheneider - 270.049.978-63

N/A

Alexsandro Broedel - 031.212.717-09

N/A

Renato Lulia Jacob - 118.058.578-00

N/A

Milton Maluhy Filho - 252.026.488-80

N/A

Alexandre Grossmann Zancani - 288.246.148-84

N/A

André Luís Teixeira Rodrigues - 799.914.406-15

N/A

Renato da Silva Carvalho - 033.810.967-61

N/A

Paulo Sergio Miron - 076.444.278-30

N/A

Teresa Cristina Athayde Marcondes Fontes - 307.447.828-48

N/A

Daniel Sposito Pastore - 283.484.258-29

N/A

José Virgilio Vita Neto - 223.403.628-30

N/A

Candido Botelho Bracher - 039.690.188-38

N/A

Frederico Trajano Inácio Rodrigues - 253.929.608-47

N/A

Fábio Colletti Barbosa - 771.733.258-20

N/A

Pedro Luiz Bodin de Moraes - 548.346.867-87

N/A

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

N/A

Pedro Moreira Salles - 551.222.567-72

N/A

Ricardo Villela Marino - 252.398.288-90

N/A

Alfredo Egydio Setubal - 014.414.218-07

N/A

Roberto Egydio Setubal - 007.738.228-52

N/A

João Moreira Salles - 295.520.008-58

N/A

Ana Lúcia de Mattos Barretto Villela - 066.530.828-06

N/A

Cesar Nivaldo Gon - 154.974.508-57

N/A

Rene Guimarães Andrich - 709.926.659-49

N/A

Reinaldo Guerreiro - 503.946.658-72

N/A

Eduardo Hiroyuki Miyaki - 159.822.728-92

N/A

Artemio Bertholini - 095.365.318-87

N/A

João Costa - 476.511.728-68

N/A

Gilberto Frussa - 127.235.568-32

N/A

Marina Fagundes Bellini – 173.837.768-79

N/A

12.7/8 - Composition of committees

Name Taxpayer ID (CPF) Other positions held/roles performed at the issuer	Type of committee Description of other committees	Type of audit Profession	Position held Description of other positions held	Date of birth Date of election	Date of investiture Number of consecutive terms of office	Term of office Percentage of attendance at meetings
Ricardo Baldin 163.678.040-72 Not applicable.	Audit Committee	Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 Accountant	Committee member (effective)	07/14/1954 04/28/2022	07/01/2022 2	Annual 95.92%
Alexandre de Barros 040.036.688-63 Not applicable.	Audit Committee	Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 Engineer	Committee member (effective)	09/06/1956 04/28/2022	07/01/2022 2	Annual 97.96%
Gustavo Jorge Laboissiére Loyola 101.942.071-53 Not applicable.	Audit Committee	Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 Economist	Chairman of the Committee	12/19/1952 04/28/2022	07/01/2022 6	Annual 100.00%
Luciana Pires Dias 251.151.348-02 Not applicable.	Audit Committee	Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 Lawyer	Committee member (effective)	01/13/1976 04/28/2022	07/01/2022 3	Annual 100.00%
Rogério Carvalho Braga 625.816.948-15 Not applicable.	Audit Committee	Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 Lawyer	Committee member (effective)	01/30/1956 04/28/2022	07/01/2022 2	Annual 100.00%
Maria Helena dos Santos Fernandes de Santana 036.221.618-50 Member of the Board of Directors Member of the Related Parties Committee	Audit Committee	Audit Committee A Statutory Audit Committee non adherent to CVM Instruction No. 308/99 Economist	Committee member (effective)	06/23/1959 09/29/2022	01/02/2023 1	Annual 0.00%

12.7/8 - Composition of committees

Name	Type of committee	Type of audit	Position held	Date of birth	Date of investiture	Term of office
Taxpayer ID (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/roles performed at the issuer						
Geraldo José Carbone	Compensation Committee		Committee member (effective)	08/02/1956	04/28/2022	Annual
952.589.818-00		Economist		04/28/2022	5	100.00%
Not applicable.						
Roberto Egydio Setubal	Compensation Committee		Chairman of the Committee	10/13/1954	04/28/2022	Annual
007.738.228-52		Engineer		04/28/2022	6	100.00%
Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Member of the Strategy Committee						
Candido Botelho Bracher	Compensation Committee		Committee member (effective)	12/05/1958	04/28/2022	Annual
039.690.188-38		Administrator		04/28/2022	2	100.00%
Member of the Board of Directors Member of the Environmental, Social and Climate Responsibility Committee Member of the Capital and Risk Management Committee Member of the Nomination and Corporate Governance Committee						
João Moreira Salles	Compensation Committee		Committee member (effective)	04/11/1981	04/28/2022	Annual
295.520.008-58		Economist		04/28/2022	2	100.00%
Member of the Board of Directors Member of the Strategy Committee						
Álvaro Felipe Rizzi Rodrigues	Other committees		Committee member (effective)	03/28/1977	04/28/2022	Annual
166.644.028-07	Disclosure and Trading Committee	Lawyer		04/28/2022	1	0.00%
Officer						
Maria Helena dos Santos Fernandes de Santana	Other committees		Committee member (effective)	06/23/1959	04/28/2022	Annual
036.221.618-50	Related Parties Committee	Economist		04/28/2022	2	100.00%
Member of the Board of Directors Member of the Audit Committee						
Alexsandro Broedel	Other committees		Member of the Committee	10/05/1974	04/28/2022	Annual
031.212.717-09	Disclosure and Trading Committee	Accountant		04/28/2022	9	75.00%
Officer (member of the Executive Committee)						

12.7/8 - Composition of committees

Name	Type of committee	Type of audit	Position held	Date of birth	Date of investiture	Term of office
Taxpayer ID (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/roles performed at the issuer						
Alfredo Egydio Setubal	Other committees		Committee member (effective)	09/01/1958	04/28/2022	Annual
014.414.218-07	Nomination and Corporate Governance Committee	Business Administrator		28/04/2022	14	100.00%
Member of the Board of Directors Member of the Personnel Committee Member of the Disclosure and Trading Committee Chairman of the Environmental, Social and Climate Responsibility Committee						
Alfredo Egydio Setubal	Other committees		Committee member (effective)	09/01/1958	04/28/2022	Annual
014.414.218-07	Disclosure and Trading Committee	Business Administrator		04/28/2022	14	75.00%
Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Environmental, Social and Climate Responsibility Committee						
Alfredo Egydio Setubal	Other committees		Committee member (effective)	09/01/1958	04/28/2022	Annual
014.414.218-07	Personnel Committee	Business Administrator		04/28/2022	8	60.00%
Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Environmental, Social and Climate Responsibility Committee						

12.7/8 - Composition of committees

Name	Type of committee	Type of audit	Position held	Date of birth	Date of investiture	Term of office
Taxpayer ID (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/roles performed at the issuer						
Alfredo Egydio Setubal	Other committees		Chairman of the Committee	09/01/1958	04/28/2022	Annual
014.414.218-07	Environmental, Social and Climate Responsibility Committee	Business Administrator		04/28/2022	5	100.00%
Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee						
José Virgilio Vita Neto	Other committees		Committee member (effective)	09/13/1978	04/28/2022	Annual
223.403.628-30	Disclosure and Trading Committee	Lawyer		04/28/2022	3	100.00%
Officer (member of the Executive Comittee						
Ana Lúcia de Mattos Barretto Villela	Other committees		Committee member (effective)	10/25/1973	04/28/2022	Annual
066.530.828-06	Nomination and Corporate Governance Committee	Pedagogic Professional		04/28/2022	5	100.00%
Member of the Board of Directors Member of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee						
Ana Lúcia de Mattos Barretto Villela	Other committees		Committee member (effective)	10/25/1973	04/28/2022	Annual
066.530.828-06	Personnel Committee	Pedagogic Professional		04/28/2022	5	80.00%
Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Member of the Environmental, Social and Climate Responsibility Committee						
Ana Lúcia de Mattos Barretto Villela	Other Committees		Committee member (effective)	10/25/1973	04/28/2022	Annual
066.530.828-06	Environmental, Social and Climate Responsibility Committee	Pedagogic Professional		04/28/2022	5	50.00%
Member of the Board of Directors Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee						
Candido Botelho Bracher	Other Committees		Committee member (effective)	12/05/1958	04/28/2022	Annual
039.690.188-38	Environmental, Social and Climate Responsibility Committee	Bussiness Administrator		04/28/2022	5	100.00%
Member of the Board of Directors Member of the Capital and Risk Management Committee Compensation Committee Member of the Nomination and Corporate Governance Committee						

12.7/8 - Composition of committees

Name	Type of committee	Type of audit	Position held	Date of birth	Date of investiture	Term of office
Taxpayer ID (CPF)	**Description of other committees**	**Profession**	**Description of other positions held**	**Date of election**	**Number of consecutive terms of office**	**Percentage of attendance at meetings**
Other positions held/roles performed at the issuer						
Carlos Henrique Donegá Aidar	Other committees		Committee member (effective)	10/19/1965	04/28/2022	Annual
076.630.558-96	Disclosure and Trading Committee	Economist		04/28/2022	8	100.00%
Not applicable.						
Fábio Colletti Barbosa	Other committees		Committee member (effective)	10/03/1954	04/28/2022	Annual
771.733.258-20	Personnel Committee	Business Administrator		04/28/2022	8	100.00%
Member of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Environmental, Social and Climate Responsibility Committee						
Fábio Colletti Barbosa	Other committees		Committee member (effective)	10/03/1954	04/28/2022	Annual
771.733.258-20	Nomination and Corporate Governance Committee	Business Administrator		04/28/2022	8	100.00%
Member of the Board of Directors Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee						
Fábio Colletti Barbosa	Other committees		Committee member (effective)	10/03/1954	04/28/2022	Annual
771.733.258-20	Strategy Committee	Business Administrator		04/28/2022	8	83.33%

12.7/8 - Composition of committees

Name	Type of committee	Type of audit	Position held	Date of birth	Date of investiture	Term of office
Taxpayer ID (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/roles performed at the issuer						
Member of the Board of Directors Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee Member of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee						
Fábio Colletti Barbosa	Other committees		Chairman of the Committee	10/03/1954	04/28/2022	Annual
771.733.258-20	Related Parties Committee	Business Administrator		04/28/2022	6	100.00%
Member of the Board of Directors Member of the Strategy Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee						
Fábio Colletti Barbosa	Other committees		Committee member (effective)	10/03/1954	04/28/2022	Annual
771.733.258-20	Environmental, Social and Climate Responsibility Committee	Business Administrator		04/28/2022	5	100.00%
Member of the Board of Directors Member of the Strategy Committee Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Chairman of the Related Parties Committee						
Candido Botelho Bracher	Other committees		Committee member (effective)	12/05/1958	04/28/2022	Annual

12.7/8 - Composition of committees

Name	Type of committee	Type of audit	Position held	Date of birth	Date of investiture	Term of office
Taxpayer ID (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/roles performed at the issuer						
039.690.188-38	Capital and Risk Management Committee	Business Administrator		04/28/2022	2	100.00%
Member of the Board of Directors Member of the Environmental, Social and Climate Responsibility Committee Member of the Compensation Committee Member of the Nomination and Corporate Governance Committee						
João Moreira Salles	Other committees		Committee member (effective)	04/11/1981	04/28/2022	Annual
295.520.008-58	Strategy Committee	Economist		04/28/2022	6	100.00%
Member of the Board of Directors Member of the Compensation Committee						
Pedro Luiz Bodin de Moraes	Other committees		Chairman of the Committee	07/13/1956	04/28/2022	Annual
548.346.867-87	Capital and Risk Management Committee	Economist		04/28/2022	14	91.67%
Member of the Board of Directors Member of the Related Parties Committee						
Pedro Luiz Bodin de Moraes	Other committees		Committee member (effective)	07/13/1956	04/28/2022	Annual
548.346.867-87	Related Parties Committee	Economist		04/28/2022	10	100.00%
Member of the Board of Directors Chairman of the Capital and Risk Management Committee						
Pedro Moreira Salles	Other committees		Chairman of the Committee	10/20/1959	04/28/2022	Annual
551.222.567-72	Strategy Committee	Banker		04/28/2022	14	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Type of audit	Position held	Date of birth	Date of investiture	Term of office
Taxpayer ID (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/roles performed at the issuer						
Co-chairman of the Board of Directors Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee						
Pedro Moreira Salles	Other committees		Chairman of the Committee	10/20/1959	04/28/2022	Annual
551.222.567-72	Nomination and Corporate Governance Committee	Banker		04/28/2022	14	100.00%
Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Personnel Committee Member of the Environmental, Social and Climate Responsibility Committee						
Pedro Moreira Salles	Other committees		Chairman of the Committee	10/20/1959	04/28/2022	Annual
551.222.567-72	Personnel Committee	Banker		04/28/2022	14	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Type of audit	Position held	Date of birth	Date of investiture	Term of office
Taxpayer ID (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/roles performed at the issuer						
Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Member of the Environmental, Social and Climate Responsibility Committee						
Pedro Moreira Salles	Other committees		Committee member (effective)	10/20/1959	04/28/2022	Annual
551.222.567-72	Environmental, Social and Climate Responsibility Committee	Banker		04/28/2022	5	50.00%
Co-chairman of the Board of Directors Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee						
Ricardo Villela Marino	Other committees		Committee member (effective)	01/28/1974	04/28/2022	Annual
252.398.288-90	Strategy Committee	Engineer		04/28/2022	13	100.00%
Vice President of the Board of Directors						
Roberto Egydio Setubal	Other committees		Committee member (effective)	10/13/1954	04/28/2022	Annual
007.738.228-52	Strategy Committee	Engineer		04/28/2022	14	100.00%

12.7/8 - Composition of committees

Name	Type of committee	Type of audit	Position held	Date of birth	Date of investiture	Term of office
Taxpayer ID (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of consecutive terms of office	Percentage of attendance at meetings
Other positions held/roles performed at the issuer						
Co-chairman of the Board of Directors Member of the Capital and Risk Management Committee Chairman of the Compensation Committee						
Roberto Egydio Setubal	Other committees		Committee member (effective)	10/13/1954	04/28/2022	Annual
007.738.228-52	Capital and Risk Management Committee	Engineer		04/28/2022	14	100.00%
Co-chairman of the Board of Directors Member of the Strategy Committee Chairman of the Compensation Committee						
Renato Lulia Jacob	Other committees		Chairman member (effective)	05/10/1974	04/28/2022	Annual
118.058.578-00	Disclosure and Trading Committee	Officer		04/28/2022	4	100.00%
Investor Relations Officer						
Cesar Nivaldo Gon	Other committees	Businessperson	Committee member (effective)	07/09/1971	06/30/2022	Annual
154.974.508-57	Personnel Committee			06/30/2022	1	0.00%
Member of the Board of Directors						
Candido Botelho Bracher	Other committees	Business Administrator	Committee member (effective)	12/05/1958	09/29/2022	Annual
	Nomination and Corporate Governance Committee					

039.690.188-38	09/29/2022	1	0.00%
Member of the Compensation Committee Member of the Board of Directors Member of the Environmental, Social and Climate Responsibility Committee Member of the Capital and Risk Management Committee			

Professional experience / Statement of any conviction / Independence criteria

Ricardo Baldin - 163.678.040-72

Ricardo Baldin (independent member and financial expert) has been a Member of the Audit Committee of the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Officer, Internal Audit at Itaú Unibanco S.A. (2009 to 2015).

He has been the Audit Committee Coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a member of the Supervisory Council of Metalúrgica Gerdau S.A. since 2020; a member of the Board of Directors of Terra Santa Propriedades Agrícolas since 2021, member of the Governance of Financial Institutions Committee of IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI.

He served as a member of the Board of Directors and a member of the Audit Committee of XP Investimentos S.A. (2020 to 2021); a member of the Audit Committee of Totvs S.A. (2020); a member of the Board of Directors and Audit Committee Coordinator of Ecorodovias (2018 to 2020); a member of the Supervisory Council and subsequently of the Board of Directors of Fundo Garantidor de Crédito (FGC) (2018 to 2019); a member of the Audit Committee of Câmara Interbancária de Pagamentos (CIP) (2014); and member of the Audit Committee of Tecnologia Bancária (TECBAN) (2015); and Audit Committee Coordinator at Redecard S.A. (2013 to 2014).

He was Controllership, Technology and Internal Control and Risks Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (2016 to 2017).

Mr. Baldin worked as an independent auditor for 31 years and was a former partner at PricewaterhouseCoopers Auditores Independentes and the partner in charge for the Financial Institutions Group of PwC in South America, having coordinated a number of engagements in this region, including the assessment of the Ecuadorian Financial System and the assessment of the Brazilian Public Financial System, and has in addition participated in a number of due diligence projects in connection with this system.

He holds a Bachelor's degree in Accounting from Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration, and finance from IBGC, Fundação Dom Cabral, São Paulo, Brazil, and Fundação Getulio Vargas (FGV), São Paulo, Brazil, as well as other entities, in addition to several internal courses at PwC.

Alexandre de Barros - 040.036.688-63

Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Vice President of the Technology Department (2011 to 2015), Executive Officer (2005 to 2010), Senior Managing Officer (2004 to 2005), and Managing Officer (1994 to 2004).

He has been an alternate Member of Duratex's Board of Directors since 2020 and Chairman of the IT and Digital Innovation Committee since 2020, having been a specialist Member since 2017 and a Member of the Board of Directors since 2015 at Diagnósticos da América S.A. (DASA).

Mr. de Barros was a member of the Board of Directors (2003 to 2007) at Serasa S.A., where he also served as the Chairman (2006 to 2007).

He holds a Bachelor's degree in Aeronautics Infrastructure Engineering from the Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Gustavo Jorge Laboissière Loyola (Independent Member) has been a Chairman of the Audit Committee at the Itaú Unibanco Group since 2017, having been a Member of the Board of Directors (2006 to 2021) and a Member of the Fiscal Council (2003 to 2006).

He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998.

Mr. Loyola was President (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992).

He holds a Bachelor's degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil.

Luciana Pires Dias - 251.151.348-02

Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020.

She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She is a Professor at the Escola de Direito da Fundação Getulio Vargas (FGV) since 2008.

She has been a Member of the Audit Committee at Vale S.A. since 2020.

She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias was a representative of CVM at the Corporate Governance Committee of the Organization for Economic Co-operation and Development – OCDE (2011 to 2015) and at OCDE's Latin-American Roundtable on Corporate Governance (2009 to 2015). She served in

law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006).
She holds a Bachelor's and Master's degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S.

Rogério Carvalho Braga - 625.816.948-15
Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021 and member of the Board of Directors at the Itaú CorpBanca. He has held a number of positions at the Itaú Unibanco Group, including Officer (2020) and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca (2016 to 2018). He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000.
He holds a Bachelor's degree in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S.

Geraldo José Carbone - 952.589.818-00
Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018).
He has been an Officer Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011.
Mr. Carbone was the CEO (1997 to 2006); Vice Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston and Chief Economist of Bunge y Born (1982 to 1987).
He holds a Bachelor's degree in Economics from the Universidade de São Paulo (USP), São Paulo, Brazil.

Roberto Egydio Setubal - 007.738.228-52
Roberto Egydio Setubal - 007.738.228-52
Roberto Egydio Setubal - 007.738.228-52
Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors of Itaú Unibanco Holding S.A. since 2017. He began his career at Banco Itaú in 1980, having held several positions until he was appointed in 1994 to preside over the institution, holding this position until April 2008, when he became CEO of Itaú Unibanco until 2017.
Between 1994 and 2020 he was a member of the International Monetary Conference, having chaired the 2015 Conference. From 1997 to 2000, he was President of the Federação Brasileira de Bancos (FEBRABAN) and from 2011 to 2017 he was Chairman of the Board of Directors of that institution. He was a member of the Board of Directors of the Institute of International Finance (IIF), having held the position of vice-chairman from 2003 to 2014. Between 2002 and 2008 Mr. Setubal was a member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2011 he was recognized as the Banker of the Year by Euromoney magazine.
He was a member of the Board of Directors of Petrobras between 2000 and 2002, and sat on the Board of Directors of Shell from 2017 to 2020. Since 1994 he has been a member of Itaúsa's Board of Directors, currently holding the position of vice-chairman. He is also a member of the Board of Directors of CCR, Fundação Itaú para Educação e Cultura, and the Centro de Lideranças Públicas (CLP).
He holds a bachelor's degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of Science in Engineering from the Stanford University, California, U.S.

Candido Botelho Bracher - 039.690.188-38
Candido Botelho Bracher - 039.690.188-38
Candido Botelho Bracher - 039.690.188-38
Candido Botelho Bracher (non-executive member) has been a Member of the Board of Directors of the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President ("Diretor Geral") (2015 to 2017), and Vice President (2004 to 2015).
Mr. Bracher has been a Member of the Boards of Directors of Mastercard Incorporated since 2021 and Instituto Acaia, and is a columnist for Folha de São Paulo, a newspaper.
We was a member of the Boards of Directors of B3 S.A. – Brasil, Bolsa, Balcão (2009 to 2014) and Pão de Açúcar – Companhia Brasileira de Distribuição (1999 to 2013).
He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

João Moreira Salles - 295.520.008-58
João Moreira Salles - 295.520.008-58
João Moreira Salles (non-executive member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Officer of IUPAR – Itaú Unibanco Participações S.A. since 2018, of which he was a member of the Board of Directors (2015 to 2018).
He is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA) and CEO of BW Gestão de Investimentos (BWGI). He has also been a Director of Verallia, a glass packaging company listed on Euronext Paris since 2019, as well as a Director of Alpargatas as a member of its Finance committee since 2022. Before joining BW, he was an Investment Banker at J.P. Morgan Chase, New York, U.S.
He holds a Bachelor's degree in Economics from INSPER, São Paulo, Brazil, a Master's degree in Economics from the Columbia University GSAS, New York, U.S., a Master's degree in Finance from Columbia University GSB, New York, U.S., and a Ph.D. in Economic Theory from Universidade de São Paulo (FEA-USP), São Paulo, Brazil.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Álvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, broker, banking products, allocated funds and onlending, international loans, and foreign exchange), the Tax Department (advisory and litigation), the Proprietary M&A Legal Matters Department, and the Antitrust, Corporate and International Legal Matters Departments. Mr. Rodrigues was previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking segment, insurance and pension plan business) and the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and subsequently Legal Superintendent (2005 to 2014).

He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados.

He holds a Bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S.

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors since 2021 and Member of the Audit Committee since 2022 at the Itaú Unibanco Group. She was a Member of the Audit Committee between 2014 and 2020.

She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, a Member of the Board of Directors and Chairwoman of the Audit Committee at CI&T Inc., and a Member of the Board of Directors at Fortbras S.A.

She was a Member of the Board of Directors (2018 to 2019) and the Chairwoman of the Audit Committee at XP Inc. between 2019 and 2021, having previously served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020), a Member of the Board of Trustees at the IFRS Foundation (2014 to 2019), a Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017), a Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017), a Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015), Chairwoman (2007 to 2012) and Officer (2006 to 2007) of the Brazilian Securities and Exchange Commission (CVM).She represented CVM at the Financial Stability Board (FSB) (2009 to 2012).

She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period.

She worked at the Bolsa de Valores de São Paulo (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments.

Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006), having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) (since 2000).

She holds a Bachelor's degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP) São Paulo, Brazil.

Alexsandro Broedel - 031.212.717-09

Alexsandro Broedel, a Member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer.

Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation and Board Member of the Value Reporting Foundation.

He holds a Bachelor's degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Alfredo Egydio Setubal - 014.414.218-07
Alfredo Egydio Setubal - 014.414.218-07
Alfredo Egydio Setubal - 014.414.218-07
Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal (Non-Executive Member) has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015 and a Member of the Board of Directors since 2008.

Mr. Setubal has been the Chairman of the Board of Directors of Dexco S.A. since 2021 and a Member of this Board since April 2015, a Member of the Board of Directors of Itaú Unibanco since 2007, of Alpargatas since 2017, and of Copa Energia since 2020.

He has been a Member of the Superior Guidance, Nomination and Ethics Committee of the Instituto Brasileiro de Relações com Investidores – IBRI since 2010, having been Chairman of the Board of Directors from 2000 to 2003. Mr. Setubal was President of the Associação Nacional dos Bancos de Investimentos from 2003 to 2008. He was a Member of the Board of Directors of the Associação Brasileira das Companhias Abertas (ABRASCA) from 1999 to 2017.

He is Chairman of the Board of Trustees of Fundação Itaú para Educação e Cultura (FIEC), and has been the Chairman of the Decision-Making Council of the Museu de Arte de São Paulo (MASP) since 2015. Mr. Setubal has been a Member of the Board of Directors of the Fundação Bienal de São Paulo since 2009. He is a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) and the Instituto de Arte Contemporânea – IAC.

He holds Bachelor's and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France.

José Virgilio Vita Neto - 223.403.628-30

José Virgilio Vita Neto, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman's, Governmental Relations and

Sustainability departments. He joined the Itaú Unibanco Group in 2000 as a lawyer, and was elected Officer in 2011.
He is an Executive Officer at Febraban, representing Itaú Unibanco.
He holds a Bachelor's degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master's degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S.

Ana Lúcia de Mattos Barretto Villela - 066.530.828-06
Ana Lúcia de Mattos Barretto Villela - 066.530.828-06
Ana Lúcia de Mattos Barretto Villela - 066.530.828-06
Ana Lúcia de Mattos Barretto Villela (non-executive member) has been a Member of the Board of Directors in the Itaú Unibanco Group since 2018. She has held several positions in the Itaú Unibanco Group, including member of the Board of Directors (1996 to 2001).
Ms. Villela has also been an alternate member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (non-executive member) of Itaúsa S.A. since 2017; a member of the Personnel Committee at Itaú since 2018; a member of the Nomination and Corporate Governance Committee at Itaú since 2018; a member of the Environmental, Social and Climate Responsibility Committee since 2019 (formerly Social Responsibility Committee); a member of the Sustainability and Risks Committee at Itaúsa since 2021; Vice Chairman of the Board of Trustees of Fundação Itaú para Educação e Cultura since 2020; a member of the Steering Council of Itaú Social since 2017; a member of the Advisory Board of Itaú Cultural since 1995; a member of the Executive Board of Itaú Cultural since 2017; Co-founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; founding President of the Alana Foundation since 2012; CEO of Instituto Alana since 2002; a member of the Advisory Board of Instituto Brincante since 2001; and Fellow Ashoka since 2010.
Since 2018, she has been the first representative from Latin America on the Innovation Board of XPrize, a nonprofit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that might help solve some of mankind's major challenges. Ms. Villela is a board member of Participant, an organization founded by social entrepreneur Jeff Skoll, and a leader in media and entertainment that inspires and engages the audience for social change. She is also a member of the Stanford Down Syndrome Research Center Advisory Board since January 2022 and the UCLA Lab School Board of Advisors since May 2022.
She was a member of the Advisory Board of Akatu Institute (2013 to 2017); a member of the Advisory Board of the Fairplay organization (2015 to 2017); and a member of the Advisory Board of Conectas (2003 to 2018), a member of Dexco's Sustainability Committee (2015 to 2018) and an alternate member of Dexco's Board of Directors (2018 to 2020).
She holds a Bachelor's degree in Teaching with major in School Administration and a Master's degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. She took graduate studies in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete).

Carlos Henrique Donegá Aidar - 076.630.558-96
Carlos Henrique Donegá Aidar, a Member of the Partners Program, has been an Officer since 2008 and a Member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate's individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate's Accounting Policies. He joined the Itaú Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate's budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate's departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees.
He holds a Bachelor's degree in Economics from the Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil and a postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil.

Fábio Colletti Barbosa - 771.733.258-20
Fábio Colletti Barbosa - 771.733.258-20
Fábio Colletti Barbosa - 771.733.258-20
Fábio Colletti Barbosa - 771.733.258-20
Fábio Colletti Barbosa - 771.733.258-20
Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors of the Itaú Unibanco Group since 2015.
In 2022 he took office as CEO of was Natura & Co. He has been a member of the Boards of Director of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015 and Ambev since 2021.
He was the CEO of Abril Comunicações S.A. (2011 to 2014); Chairman of the Board of Directors of Banco Santander (Brazil) S.A. (2011); CEO of Banco Santander S.A. (2008 to 2010); and CEO of Banco ABNAMRO/Real S.A. (1996 to 2008).
Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019). He is currently a Board Member of the UN Foundation (U.S.) since 2011; a member of the Board of Directors of Instituto Empreender Endeavor since 2008; and a member of the Board of Directors of Centro de Liderança Pública (CLP) desde 2010.

He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master's degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland.

Pedro Luiz Bodin de Moraes - 548.346.867-87
Pedro Luiz Bodin de Moraes - 548.346.867-87

Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2003.
He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.
He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A.
Mr. Bodin de Moraes also served as a Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991).
He holds a Bachelor's and Master's degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Pedro Moreira Salles - 551.222.567-72
Pedro Moreira Salles - 551.222.567-72
Pedro Moreira Salles - 551.222.567-72
Pedro Moreira Salles - 551.222.567-72
Pedro Moreira Salles (non-executive Co-Chairman) has been a Co-Chairman of the Board of Directors of the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008).
He serves as the Chairman of the Board of Directors of Instituto Unibanco; the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM); and the Board of Directors of Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER's Board of Associates, and the Steering Board of Fundação Osesp,
He has a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He attended a master's program in International Relations from Yale University and the Owner/President Management (OPM) Program at Harvard University, both in the United States.

Ricardo Villela Marino - 252.398.288-90
Ricardo Villela Marino (Non-Executive Vice President) has been a Vice Chairman of the Board of Directors of the Itaú Unibanco Group since 2020. He was also a member of the Board of Directors (2008 to 2020) and has benn the Chairman of the bank's Latin America Strategic Council since 2018. He has held several positions in the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018).
He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; a member of the Strategy and New Business Committee since 2021; a member of the Sustainability Council since 2019; and he was a Member of the Investment Policies Committee (2008 to 2011); an Alternate Member of the Board of Directors of Dexco S.A. since 2009; an Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and an Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018).
He holds a Bachelor's degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master's degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S.

Renato Lulia Jacob - 118.058.578-00
Renato Lulia Jacob has been a Partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 21 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itau Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015).
He has been an Independent Member of the Board of the Royal Institution of Great Britain, in the United Kingdom.
He holds a Bachelor's degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Cesar Nivaldo Gon - 154.974.508-57
Cesar Nivaldo Gon (Independent Member) has been a Member of the Board of Directors since 2022 and Member of the Personnel Committee since 2021 at the Itaú Unibanco Group.
He is the founder and has been the CEO at CI&T since 1995, acting as the figurehead for topics on leadership development and digital transformation.
Mr. Gon has been a Member of the Board of Directors of Sensedia since 2012, a Tech Advisor to the Boticário Group since 2020 and is a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp.
In 2021, he joined the Boards of Directors of Raia Drogasil and of Lean Enterprise Institute (LEI), headquartered in Boston.
In 2019, he was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY).
Mr. Gon has co-authored the book "Faster, Faster: The Dawn of Lean Digital" (2020) and is a MIT Sloan Management Review columnist.
He holds a Bachelor's degree in Computer Engineering (CoE) and a Master's degree in Computer Science from the Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil.

Type of Conviction	Description of the conviction
Ricardo Baldin - 163.678.040-72	
N/A	
Alexandre de Barros - 040.036.688-63	
N/A	
Gustavo Jorge Laboissière Loyola - 101.942.071-53	
N/A	
Luciana Pires Dias - 251.151.348-02	
N/A	
Rogério Carvalho Braga - 625.816.948-15	

N/A

Geraldo José Carbone - 952.589.818-00

N/A

Roberto Egydio Setubal - 007.738.228-52

Roberto Egydio Setubal - 007.738.228-52

Roberto Egydio Setubal - 007.738.228-52

N/A

Candido Botelho Bracher - 039.690.188-38

Candido Botelho Bracher - 039.690.188-38

Candido Botelho Bracher - 039.690.188-38

N/A

João Moreira Salles - 295.520.008-58

João Moreira Salles - 295.520.008-58

N/A

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

N/A

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

N/A

Alexsandro Broedel - 031.212.717-09

N/A

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal - 014.414.218-07

Alfredo Egydio Setubal - 014.414.218-07

N/A

Cesar Nivaldo Gon - 154.974.508-57

N/A

José Virgilio Vita Neto - 223.403.628-30

N/A

Ana Lúcia de Mattos Barretto Villela - 066.530.828-06

Ana Lúcia de Mattos Barretto Villela - 066.530.828-06

Ana Lúcia de Mattos Barretto Villela - 066.530.828-06

N/A

Carlos Henrique Donegá Aidar - 076.630.558-96

N/A

Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa - 771.733.258-20

Fábio Colletti Barbosa - 771.733.258-20
Fábio Colletti Barbosa - 771.733.258-20
Fábio Colletti Barbosa - 771.733.258-20
N/A
Pedro Luiz Bodin de Moraes - 548.346.867-87
Pedro Luiz Bodin de Moraes - 548.346.867-87
N/A
Pedro Moreira Salles - 551.222.567-72
Pedro Moreira Salles - 551.222.567-72
Pedro Moreira Salles - 551.222.567-72
Pedro Moreira Salles - 551.222.567-72
N/A
Ricardo Villela Marino - 252.398.288-90
N/A
Renato Lulia Jacob - 118.058.578-00
N/A

12.12. OTHER SIGNIFICANT INFORMATION

Addition Information of items 12.5/6, 12.7/8, 12.9 and 12.10

A - Total Number of Meetings Held by Body:

Body	Meetings
Board of Directors (1)	12
Fiscal Council (1)	4
Audit Committee (2)	49
Disclosure and Trading Committee (3)	4
Strategy Committee (4)	6
Capital and Risk Management Committee (4)	12
Nomination and Corporate Governance Committee (4)	1
Related Parties Committee (4)	9
Personnel Committee (4)	5
Compensation Committee (4)	4
Environmental, Social and Climate Responsibility Committee (4)	2

(1) period from June 15, 2021 to February 25, 2022
(2) period from June 16, 2021 to February 25, 2022
(3) period from April 19, 2021 to January 28, 2022
(4) period from April 29, 2021 to February 25, 2022

B – Consecutive Terms of Office:

For the number of consecutive terms of office: **1)** of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: **(a)** counting as from Itaú Unibanco merger on November 3, 2008; **(b)** inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and **(c)** inclusion of current terms of office.

For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: **(a)** counting as from Itaú Unibanco Merger on November 3, 2008; **(b)** inclusion of current terms of office.

C - Meeting Attendance Percentage:

For calculation of the meeting attendance percentage: **(a)** of the members of the Board of Directors and Fiscal Council, the meetings held from the moment members took office on June 15, 2021 until February 25, 2022 were considered; **(b)** of the members of the Audit Committee, meetings held from the moment the members took office on June 16, 2021 until February 25, 2022 were considered; **(c)** of the members of the other committees, meetings held from the moment the members took office on April 29, 2021 until February 25, 2022 were considered; **(d)** of the members of the Disclosure and Trading Committee, meetings held in the period from April 19, 2021 to January 28, 2022 were considered; **(e)** there is no calculation of the meeting attendance percentage of the management member Cesar Nivaldo Gon because the meetings do not involve her reelection to the Company's Board of Directors; **(f)** there is no calculation of the meeting attendance percentage of the management members Eduardo Hiroyuki Miyaki and Gilberto Frussa because the meetings do not involve his reelection to the Company's Fiscal Council; **(g)** there is no calculation of the meeting attendance percentage of the management members Reinaldo Guerreiro, João Costa and Rene Guimarães Andrich as alternate members were not required to attend the meetings of the Company's Fiscal Council; **(h)** there is no calculation of the meeting attendance percentage of the management member Álvaro Felipe Rizzi Rodrigues because it was formalized that he became part of the Disclosure and Trading Committee on April 27, 2022; **(i)** there is no calculation of the meeting attendance percentage of members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

D - Independence Criterion for the Members of the Board of Directors and of the Audit Committee:

The members of the Board of Directors Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes are deemed

independent. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling stockholder or with member of a management body that may **(i)** give rise to a conflict of interests; or **(ii)** impair its capacity and exemption from analysis and assessment.

All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Bylaws: **a)** not to be, or not to have been, in the past (12) twelve months: **(i)** an officer of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; **(ii)** an employee of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; **(iii)** a responsible technician, officer, manager, supervisor or any other member, with a managerial function, of the team involved in the audit work of the company; or **(iv)** a member of the Supervisory Council of the company, its controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; **b)** not to be a spouse, a partner or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in sections "a", "(i)" and "(iii)"; and **c)** not to hold positions, in particular in advisory boards, boards of directors or supervisory councils in companies that may be deemed as competitors in the market or where a conflict of interests may arise.

E – Type of Audit Committee

It is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 4,910/21 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Resolution 23 (former CVM Instruction No. 308/99).

F – POLITICALLY EXPOSED PERSONS (PEP):

Regarding the members of the Board of Directors, Board of Officers, Supervisory Council and other Committees, we classify as politically exposed persons: Alfredo Egydio Setubal (member of the Board of Directors); Reinaldo Guerreiro (member of the Supervisory Council) and Ricardo Baldin (member of the Audit Committee), on account of:

Alfredo Egydio Setubal being characterized as a Related PEP considering the relationship with a member of Liquigás Distribuidora S.A.

Reinaldo Guerreiro being characterized as a Related PEP considering the relationship with members of the Ministry of Cities, Caixa Econômica Federal, Caixa Participações, Government of the Federal District and Government of the State of Rio Grande do Sul (RS).

Ricardo Baldin being characterized as a Holder PEP considering a management position at Finame.

G - ADDITIONAL INFORMATION:

We inform you that the inauguration of those elected in the Annual General Stockholders' Meeting of April 26, 2022 and meeting of the Board of Directors of April 28, 2022, was homologated by the Central Bank of Brazil on 06.21.2022 and 06.24.2022, respectively, and they took office on 07.01.2022. We inform you that the inauguration of those elected in the meeting of the Board of Directors of August 25, 2022, was homologated by the Central Bank of Brazil on 09.29.2022 and they took office on 10.03.2022. We inform you that the tenure of Maria Helena dos Santos Fernandes de Santana, elected in the of the Board of Directors of September 29, 2022, was homologated by the Central Bank of Brazil on 12.07.2022 and they took office on 01.02.2023. We inform you that the inauguration of those elected in the of the Board of Directors of January 26, 2023, is pending approval of their election by the Central Bank of Brazil.

Below we present the hierarchy flowchart of said Bodies:



Stockholder's Meeting
Fiscal Council
Board of Directors
Independent Audit
Audit Committee
Personal Committee
Related Parties Committee
Nomination and Corporate Governance Committee
Risk and Capital Management Committee
Strategy Committee
Environmental, Social and Climate Responsability Committee
Compensation Committee
LATAM Strategy Council
Digital Advisory Board
Internal Audit
Executive Committee
Board of Officers
Disclosure and Trading Committee
Advisory Councils
Statutory committees
Non-statutory committees

12.5/6 – Composition and professional experience of the board of directors and fiscal council

With respect to each member, see below information about item 12.5 "m":

I – Main professional experience for the past five years, indicating:

- Company's name and activity sector.
- Position and roles inherent in the position.
- Whether the company is part of **(i)** the Issuer's economic group or **(ii)** is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.

II - All management positions they hold in other companies or third sector organizations:

Company's name	Company's activity sector	Company is part of		
		(i) the Issuer's economic group	(ii) is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.	Other companies or third sector organizations
Abril Comunicações S.A.	Printing of books, magazines and other periodicals			x
Alana Foundation	Charitable organization			x
AlanaLab	Communication of impact			x
Alpargatas S.A.	Holding company of non-financial institutions			x
Ambev	Drinks			x
Americel S.A.	Telephony Equipment			x

Arthur Andersen & Co.	Advocacy			x
Associação Brasileira das Companhias Abertas (ABRASCA - Brazilian Association of Publicly-Held Companies)	Non-profit civil association			x
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA - Brazilian Association of Financial and Capital Market Entities)	Non-profit civil association			x
Associação Junior Achievement do Estado de São Paulo	Entrepreneurial Education			x
Banco ABNAMRO/Real S.A.	Multiple-service banking, with commercial portfolio			x
Banco Bandeirantes S.A.	Multiple-service banking, with commercial portfolio			x
Banco BBA-Creditanstalt S.A.	Multiple-service banking, with commercial portfolio	x		
Banco Brascan S.A.	Investment Bank			x
Banco Central do Brasil (BACEN - Central Bank of Brazil)	Federal government agency			x
Banco CCF Brasil	Multiple-service banking, with commercial portfolio			x
Banco do Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco HSBC	Multiple-service banking, with commercial portfolio			x
Banco Icatu S.A.	Multiple-service banking, with commercial portfolio			x
Banco Itaú Argentina S.A.	Holding company of non-financial institutions	x		
Banco Itaú BBA S.A.	Multiple-service	x		
Banco Itaú Chile	Holding company of non-financial institutions	x		
Banco Itaú International	Holding company of non-financial institutions	x		
Banco Itaú Paraguai	Holding company of non-financial institutions	x		
Banco Itaú Suisse	Holding company of non-financial institutions	x		
Banco Itaú Uruguai	Holding company of non-financial institutions	x		
Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Social and Economic Development Bank)	Development bank			x
Banco PSA Finance Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander (Brasil) S.A.	Multiple-service banking, with commercial portfolio			x
Banco UBS Pactual	Multiple-service banking, with commercial portfolio			x
Banco Santander S.A.	Multiple-service banking, with commercial portfolio			x
Bank Boston	Multiple-service banking, with commercial portfolio			x
BB Seguridade S.A.	Insurance and pension plan			x
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão (B3 S.A. – Brazilian Exchange and OTC))	Management of organized securities markets and provision of services of registration, clearing and settlement, and support to financing operations			x

Bolsas y Mercados Españoles (BME)	Administration of organized securities markets			x
Brasil Warrant Administração de Bens e Empresas S.A (BWSA)	Holding company of non-financial institutions		x	
Brazilian Chamber of Commerce in Great Britain	Non profit organization			x
Bunge y Born	Food industry			x
BW Gestão de Investimentos (BWGI)	Management of restricted public funds		x	
Câmara Interbancária de Pagamentos (CIP)	Brazilian Payment System			x
Cambuhy Investimentos Ltda.	Consultancy in corporate management		x	
Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados	Accounting and tax consulting and auditing			x
Casa da Moeda do Brasil (CMB)	Manufacture of paper money			x
CI&T Inc.	Digital solutions			x
Cia. de Saneamento Básico do Estado de São Paulo (SABESP - Basic Sanitation Company of the State of São Paulo)	Water collection, treatment and distribution			x
Cia. de Saneamento de Minas Gerais (COPASA - Minas Gerais Sanitation Company)	Water collection, treatment and distribution			x
Cia. de Saneamento do Paraná (SANEPAR - Paraná Sanitation Company)	Water collection, treatment and distribution			x
Citibank Brazil	Financial Conglomerate			x
Citigroup Brasil	Financial Conglomerate			x
Claro S.A.	Telephony business			x
Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Commission)	Public administration in general			x
Comissão Trilateral do Conselho Internacional da NYSE	Private Discussion Forum			x
Companhia Brasileira de Distribuição S.A.	Retail sales			x
Companhia Brasileira de Metalurgia e Mineração (CBMM - Brazilian Metallurgy and Mining Company)	Metallurgy and technology			x
Companhia de Trens Urbanos (CBTU)	Rail transport			x
Companhia Paranaense de Gás (COMPAGÁS - Paranaense Gas Company)	Natural gas distributor			x
Conectas	Non-governmental organization			x
ConectCar Soluções de Mobilidade Eletrônica S.A.	Payment Institution	x		
Conferência Monetária Internacional	International Organization			x
Conselho de Recursos do Sistema Financeiro Nacional (CRSFN)	Self-Regulatory Entity			x
Conselho Regional de Contabilidade (CRC/SP - Regional Council of Accounting)	Self-Regulatory Entity			x
CPFL Energia S.A.	Energy Distribution			x
Credicard	Payment solutions	x		
Debevoise & Plimpton	Advocacy			x
Deutsche Bank Securities	Investment Bank			x

Dexco S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	
Diagnósticos da América S.A. (DASA)	Clinical Diagnostics			x
Directa Auditores	Advocacy			x
Duratex S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	
Ecorodovias	Concession of Public Works and Services			x
Electrolux do Brasil S.A.	Manufacture and marketing of household and industrial appliances in general			x
Elekeiroz S.A.	Manufacturing of intermediate products for plasticizers, resins and fibers		x	
Eneva S.A.	Electricity			x
Ernst & Young	Accounting and tax audit and consulting services			x
Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP - School of Economics, Business Administration and Accounting of the Universidade de São Paulo)	Higher education – undergraduate and graduate courses			x
Fairplay	Production and organization of corporate events			x
Federação Brasileira de Bancos (FEBRABAN – Brazilian Federation of Banks)	Organization of trade and business association activities			x
Federação Brasileira de Bancos (FENABAN – National Federation of Banks)	Employers' union			x
Federal Reserve Bank	Federal Agency			x
Fellow Ashoka	Non-profit organization			x
Fidelity International Ltd.	Investment management			x
Fight For Peace International	Non profit organization			x
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Credit, Financing and Investment Society	x		
Financial Stability Board (FSB)	Financial Stability Board			x
Fortbras S.A.	Automotive aftermarket			x
Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation)	Restoration and conservation of historical sites and buildings			x
Fundação das Nações Unidas (EUA)	International Organization			x
Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation)	Higher education – undergraduate and graduate courses			x
Fundação Itaú para Educação e Cultura	Activities of membership organizations related to culture and art	x		
Fundação Itaú Unibanco Previdência Complementar	Supplementary Pension	x		
Fundação Maria Cecilia Souto Vidigal	Non-profit organization			x
Fundação Nova Escola	Non-profit organization			x

Fundação OSESP (OSESP Foundation)	Music teaching			x
Fundo Garantidor de Crédito (FGC)	Non-profit organization			x
Fundo Patrimonial da FEA-USP (FEA-USP Endowment Fund)	Raising and investment of funds to support FEA-USP			x
G/xtrat Consultoria Econômica Ltda.	Consultancy in corporate management			x
Gávea Investimentos	Fund management services by contract or commission			x
GC/Capital Empreendimentos e Participações Ltda.	Holding company of non-financial institutions			x
Grant Thornton Brasil	Accounting and tax consulting and auditing			x
Grupo Boticário	Cosmetics			x
Grupo Itaú Unibanco (Itaú Unibanco Group)	Financial Conglomerate	x		
Grupo Natura (Natura Group)	Financial Conglomerate			x
Gustavo Loyola Consultoria S/C	Consultancy in economics			x
Hospital de Clínicas de Porto Alegre (HCPA)	Hospital care, first-aid and emergency care unit activities			x
IBM Brasil	Machinery and Services Industry			x
Icatu Holding S.A.	Holding company			x
IFRS Foundation	Production of Accounting Standards			x
Indústrias Romi S.A.	Machinery			x
Instituto Akatu (Akatu Institute)	Non-governmental organization			x
Instituto Alana (Alana Institute)	Non-governmental organization			x
Instituto Brasileiro de Ciência Bancária (IBCB – Brazilian Institute of Banking Science)	Institutes and Foundations			x
Instituto Brasileiro de Governança Corporativa (IBGC – Brazilian Institute of Corporate Governance)	Activities of associations for protection of social rights			x
Instituto Brasileiro de Relações com Investidores (IBRI)	Self-Regulation Entity			x
Instituto Brincante (Brincante Institute)	Non-governmental organization			x
Instituto de Arte Contemporânea	Works of art			x
Instituto de Ensino e Pesquisa (INSPER)	Education institution			x
Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x
Instituto Itaú Cultural	Activities of associative organizations related to culture and art	x		
Instituto Lemann	Pedagogical management			x
Instituto Unibanco	Activities of membership organizations related to culture and art	x		
International Integrated Reporting Committee (IIRC)	Global authority and central coordinating body for matters related to Integrated Accounting Reporting			x
Investimentos e Participações em Infraestrutura S.A. (INVEPAR)	Urban mobility			x
IRB – Brasil Resseguros S.A.	Reinsurance			x
Itaú Asset Management S.A.	Fund administration			x

Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x		
Itaú Corretora de Valores S.A.	Securities brokerage	x		
Itaú CorpBanca (Chile)	Multiple-service banking, with commercial portfolio	x		
Itaú International Holding Limited	Other service activities provided mainly to companies not previously specified	x		
Itaú Social	Associations for the defense of social rights	x		
Itaú Unibanco Holding S.A.	Holding company	x		
Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x		
Itaúsa S.A.	Holding company		x	
Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x	
IUPAR - Itaú Unibanco Participações S.A.	Holding company		x	
J. P. Morgan Chase	Holding company			x
Jones Day	Consulting service			x
L. Dias Advogados	Advocacy			x
Lean Enterprise Institute (LEI)	Educational Institution			x
Luizaseg Seguros S.A.	Property and casualty insurance			x
Magazine Luiza S.A.	Retail sales			x
Mizuho International Ltd.	Multiple-service banking, with commercial portfolio			x
Mastercard Incorporated	Payment Institution			x
Metalúrgica Gerdau S.A.	Steel mill			x
Museu de Arte de São Paulo (MASP – São Paulo Art Museum)	Non-profit private museum			x
Museu de Arte Moderna de São Paulo (MAM - São Paulo Museum of Modern Art)	Non-profit civil association			x
Oi S.A.	Telecommunications			x
Ordem dos Advogados do Brasil	Self-Regulatory Entity			x
Organização Internacional das Comissões de Valores (IOSCO)	Non-profit organization			x
Pão de Açúcar – Companhia Brasileira de Distribuição	Retail sales			x
Paraná Auditores	Accounting and tax audit and consulting services			x
Parnaíba Gás Natural	Extraction of oil and natural gas			x
Petrobrás Distribuidora S.A.	Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company			x
Petrobrás Gás S.A. (GASPETRO)	Oil exploration, extraction and refining			x
Petrobrás Transportes S.A. (TRANSPETRO)	Maritime Transport			x
Petróleo Brasileiro S.A.	Oil exploration, extraction and refining			x
Pinheiro Neto Advogados	Accounting and tax audit and consulting services			x
Porto Seguro S.A.	Insurance		x	
PricewaterhouseCoopers	Accounting and tax audit and consulting services			x
Raia Drogasil	Pharmaceutical			x

Redecard S.A.	Payment Institution	x		
RMB Assessoria e Consultoria Empresarial e Contábil EIRELI	Business consulting			x
Royal Institution of Great Britain	Education and scientific research			x
Sensedia	Integration Solutions			x
Serasa S.A.	Information Services			x
Sindicato dos Bancos no Estado de São Paulo (Union of Banks of the State of São Paulo)	Union			x
Spaipa S.A. Indústria Brasileira de Bebidas	Beverage Manufacturing and Distribution			x
Tecnologia Bancária (TECBAN)	ATM's	x		
Tekno S.A. Indústria e Comércio	Metal Product Manufacturing			x
Telet S.A.	Telephone company			x
Tendências Conhecimento Assessoria Econômica Ltda.	Consultancy			x
Tendências Consultoria Integrada S/S Ltda.	Consultancy			x
Tess S.A.	Telephony business			x
Tozzini Freire Advogados	Advocacy			x
Totvs S.A.	Technology			x
Unibanco – União de Bancos Brasileiros	Multiple-service banking, with commercial portfolio	x		
Universidade Estadual de Campinas (UNICAMP)	Education institution			x
Vale S.A.	Mining company			x
Verallia	Glass packaging producer			x
Ventor Investimentos Ltda.	Fund management services by contract or commission			x
W.I.L.L. – Women in Leadership in Latin America	International non-profit organization			x
XP Inc.	Holding company			x
XP Investimentos S.A.	Holding company of non-financial institutions			x
XPRIZE	Non-profit organization			x
Zup Tecnologia	Technological consultancy			x

12.9. Existence of a marital relationship, stable union or kinship of up to second degree between:

a) Issuer's management members;
b) (i) Issuer's management members and **(ii)** management members of the issuer's direct or indirect subsidiaries;
c) (i) Management members of the issuer or of its direct or indirect subsidiaries and **(ii)** Issuer's direct or indirect parent companies;
d) (i) Issuer's management members and **(ii)** management members of the Issuer's direct or indirect parent companies;

a) Issuer's management members:
• Alfredo Egydio Setubal (Member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).
• João Moreira Salles (Member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors).
• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is cousin of Ricardo Villela Marino (Vice Chairman of the Board of Directors).

b) (i) Issuer's management members and (ii) management members of the issuer's direct or indirect subsidiaries:
• Not applicable.

c) (i) Management members of the issuer or of its direct or indirect subsidiaries and (ii) issuer's direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer's controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer's controlling group;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the Issuer's controlling group;

• Ana Lúcia de Mattos Barreto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the Issuer's controlling group.

d) (i) Issuer's management members and (ii) management members of the issuer's direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with sibling Fernando Roberto Moreira Salles, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

• João Moreira Salles (Member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Itaúsa S.A.;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda., and Rodolfo Villela Marino is also a management member of the controlling company Companhia Esa;

• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent company Itaúsa S.A. and Ana Lúcia de Mattos Barretto Villela is also a director of the controlling company IUPAR - Itaú Unibanco Participações S.A.;

• Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa.

12.10. Inform on the subordination, service provision or control relationships maintained for the last three years between the issuer's management members:

a) Issuer's direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock;
b) Issuer's direct or indirect parent company;
c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or parent companies or subsidiaries of any of these people

a) Issuer's direct or indirect subsidiary, except for those in which the issuer holds, directly or indirectly, the total capital stock:
Management member Ricardo Villela Marino holds a management position in subsidiaries.

b) Issuer's direct or indirect parent company:
Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or parent companies or subsidiaries of any of these people:
Not applicable.

Other relevant information of Item 12.12

a) Regarding stockholders' meetings held in the past three (3) years, we inform as follows:

Year	Type of Stockholders' Meeting	Date/Time	Quorum
2022	**Annual**	04.26.2022 – 11:00am	92.09% of common shares and 41.35% of preferred shares
2022	**Extraordinary**	04.26.2022 – 11:10am	92.09% of common shares and 41.35% of preferred shares
2021	**Annual and Extraordinary**	04.27.2021 – 11:00am and 11:10am	91.96% of common shares and 31.67% of preferred shares
2021	**Extraordinary**	01.31.2021 – 11:00am	More than 90% of common shares
2020	**Annual**	04.28.2020 – 11:00am	More than 90% of common shares and 31.75% of preferred shares
2019	**Annual**	04.24.2019 – 11:00am	More than 90% of common shares and 29.08% of preferred shares

b) Audit Committee:

The Audit Committee has independence to set and engage training activities.

In 2016, the Audit Committee started defining, twice a year, the need for training identified as significant for its performance. Once it identifies a department in need of training, it engages training services to meet a specific need for this department or its members.

Another training component of the Audit Committee for topics under its responsibility it understands as significant is benchmarking with other organizations, including abroad, or with the best practices identified by consultants.

In 2019, the Audit Committee promoted specific anti-money laundering (AML) training with the attendance of members of the Committee and guests representing the Internal Audit (Brazil and Latam) and Operating Risk Offices. Talks were given by consultants in Brazil and abroad on (i) Anti money laundering and combating terrorism financing (AML/CFT) and Anti-bribery and corruption (AB&C); and (ii) The Evolving Landscape of AML/CFT Management.

In 2019, 2020 and 2021, some of its members, individually, also participated in training sessions on accounting, corporate governance, ethics, financial and external audit related topics.

c) Relationship among the Audit Committee, the Board of Officers, and the Co-chairpersons of the Board of Directors

Based on the responsibilities set out in its Regulations and the assessment of main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Board of Officers. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time.

Throughout 2019, 2020 and 2021, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance and Operating Risk and Internal Control departments, to monitor the outcomes of the work carried out by these departments, as well as bimonthly meetings to monitor the operation of Itaú CorpBanca in Chile and its subsidiaries.

Also during these years, the Audit Committee held meetings with the following departments: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman's Office, Internal Ombudsman's Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco's units in

Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East).

At least quarterly, since 2021 the Audit Committee has held a private meeting with the CEO of Itaú Unibanco Holding S.A., and has continued to hold, likewise for a number of years, a joint meeting with the with the Co-chairpersons of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations.

Relationship among the Audit Committee, the Board of Directors and the Supervisory Council

The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a quarterly basis, the Chairperson of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the meetings held in the period. On a semi-annual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation by the external auditor, internal auditor and operating risk department, which is also responsible for the internal controls.

The Audit Committee holds a joint meeting with the members of the Supervisory Council of Itaú Unibanco Holding SA at least once a year, in which it submits its findings on Itaú Unibanco's consolidated financial statements for the year ended in December of each year or other topics of interest of the Supervisory Council.

Relationship between the Board of Directors and the Supervisory Council

The Supervisory Council attends the Board of Directors' meeting in which the Issuer's annual financial statements are examined (therefore, once a year).

Relationship between the Supervisory Council and the Board of Officers

The Supervisory Council meets the Board of Officers of Itaú Unibanco Holding S.A. when the Issuer's financial statements are presented (therefore, four times a year).

Relationship between the Board of Directors and the Investor Relations Officer

The main relationship channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market, among other materials, on a timely basis. The composition of the Disclosure and Trading Committee strengthens the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Board of Officers.

Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee's meetings may be directly related to the Board of Directors or the Statutory Committees reporting to the Board of Directors, such as:

- Management Report, Form 20-F, Reference Form, and Integrated Annual Report;
- Changing and creating new policies;
- Opinions on the performance of Itaú Unibanco's securities and the best practices from market participants, including investors, ESG* and credit rating agencies, corporate governance, analysts, and trade associations;
- Share bonus and share splits;
- Analyzing the trades made by the parties adhering to the Securities Trading Policy.

The Itaú Unibanco's Investor Relations Officer also prepares materials to the Board of Directors, comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries.

**Stands for Environmental, Social and Corporate Governance*

d) In 2021, we developed the following training activities:

Training	Audience	Frequency	Adherence
Ethics and Compliance	Up to officers	Biennial	93%
Anti-corruption	Up to officers	Biennial	95%
Adherence to Code of Ethics	Up to Board of Directors	Annual	96%
Anti-Money Laundering and Counter Terrorist Financing	Up to officers	Biennial	96%
E-learning on the theme of sustainability	Up to executive officers	Biennial	91.55%
E-learning focused on the guidelines of the Supplier Relationship Code, which is part of the Integrity and Ethics Program.	Up to executive officers	Biennial	93.12%
Online event "Meeting Itaú + Suppliers" covering the topics: ethics and corruption prevention, prevention of money laundering and fighting the financing of terrorism, relationship conflicts and ombudsman.	Critical suppliers	Annual	51.11%

Note: biannually a lecture on the Prevention of Illicit Acts is given to the Board of Directors, as well as reinforcement of the corruption prevention training to specific areas.

e) In 2021, the Internal Ombudsman's Office received 2,211 calls related to inter-personal conflicts and conflicts of interest in the workplace involving the organization's employees.

In order to guide and discipline any employees who show conduct contrary to the principles of the Company's Code of Ethics and standards, and to minimize any related risks, the Company has implemented guiding/disciplinary measures to those involved in calls investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to any reported employees.

f) Supporting documentation for the meetings of the Board of Directors**:**

The members of the Board of Directors receive, at least five (5) days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these debates.

g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c

ITEM 15. CONTROL AND ECONOMIC GROUP

BASE-DATE 12.31.2022

Itaú Unibanco Holding S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
IUPAR - Itaú Unibanco Participações S.A.						
Brazilian	2,564,084,404	51.713	-	-	2,564,084,404	26.153
CNPJ (**) 04.676.564/0001-08						
Itaúsa S.A.		39.205	169,323	0.003	1,944,075,900	19.829
Brazilian	1,943,906,577					
CNPJ (**) 61.532.644/0001-15						
BlackRock, INC	-	-	349,925,097	7.221	349,925,097	3.569
American						
GQG Partners LLC	-	-	253,506,105	5.231	253,506,105	2.586
American						
Treasury Shares	-	-	3,268,688	0.067	3,268,688	0.033
Others	450,299,378	9.082	4,238,975,776	87.477	4,689,275,154	47.83
Total	**4,958,290,359**	**100.000**	**4,845,844,989**	**100.000**	**9,804,135,348**	**100.000**

BASE-DATE 12.31.2021

IUPAR - Itaú Unibanco Part. S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Itaúsa S.A.	355,227,092	50.000	350,942,273	100.000	706,169,365	66.532
Brazilian						
CNPJ (**) 61.532.644/0001-15						
Cia. E. Johnston de Participações	355,227,092	50.000	-	-	355,227,092	33.468
Brazilian						
CNPJ (**) 04.679.283/0001-09						
Total	**710,454,184**	**100.000**	**350,942,273**	**100.000**	**1,061,396,457**	**100.000**

BASE-DATE 12.31.2021

Cia. E. Johnston de Part.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Fernando Roberto Moreira Salles	2,030,000	31.002	4,060,000	31.002	6,090,000	31.002
Brazilian						
CPF (*) 002.938.068-53						
João Moreira Salles	1,244,000	18.998	2,488,000	18.998	3,732,000	18.998
Brazilian						
CPF (*) 667.197.397-00						
Pedro Moreira Salles	2,030,000	31.002	4,060,000	31.002	6,090,000	31.002
Brazilian						
CPF (*) 551.222.567-72						
Walther Moreira Salles Júnior	1,244,000	18.998	2,488,000	18.998	3,732,000	18.998
Brazilian						
CPF (*) 406.935.467-00						
Total	**6,548,000**	**100.000**	**13,096,000**	**100.000**	**19,644,000**	**100.000**

BASE-DATE 11.16.2022

Itaúsa S.A.	Ordinary Shares	%	Preferrend Shares	%	Total	%
Companhia ESA	20,988,112	0.630	-	-	20,988,112	0.216
Brazilian						
CNPJ (**) 52.117.397/0001-08						
Fundação Itaú Para a Educação e Cultura	390,019,195	11.699	47,901,674	0.752	437,920,869	4.514
Brazilian						
CNPJ (**) 59.573.030/0001-30						
Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência	513,137,094	15.391	127,887,904	2.008	641,024,998	6.608
Brazilian						
CNPJ (**) 60.480.480/0001-67						
Rudric ITH Participações Ltda.	2,783,476	0.083	2,197,334	0.035	4,980,810	0.051
Brazilian						
CNPJ (**) 67.569.061/0001-45						
Alfredo Egydio Arruda Villela Filho	426,272,232	12.786	249,673,320	3.921	675,945,552	6.967
Brazilian						
CPF (*) 066.530.838-88						
Ana Lúcia de Mattos Barreto Villela	426,272,202	12.786	232,931,834	3.658	659,204,036	6.795
Brazilian						
CPF (*) 066.530.828-06						
Ricardo Villela Marino	213,377,930	6.400	164,795,057	2.588	378,172,987	3.898
Brazilian						
CPF (*) 252.398.288-90						
Rodolfo Villela Marino	213,441,264	6.402	164,898,432	2.590	378,339,696	3.900
Brazilian						
CPF (*) 271.943.018-81						
Paulo Setubal Neto	36,424	0.001	29,289,628	0.460	29,326,052	0.302
Brazilian						
CPF (*) 638.097.888-72						
Carolina Marinho Lutz Setubal	45,350,868	1.360	5,852,174	0.092	51,203,042	0.528
Brazilian						
CPF (*) 077.540.228-18						
Julia Guidon Setubal Winandy	45,350,868	1.360	5,852,174	0.092	51,203,042	0.528
Brazilian						
CPF (*) 336.694.358-08						
Paulo Egydio Setubal	45,350,868	1.360	5,852,174	0.092	51,203,042	0.528
Brazilian						
CPF (*) 336.694.318-10						
Fernando Setubal Souza e Silva	24,663,452	0.740	10,215,065	0.160	34,878,517	0.360
Brazilian						
CPF (*) 311.798.878-59						
Guilherme Setubal Souza e Silva	24,663,576	0.740	9,741,525	0.153	34,405,101	0.355
Brazilian						
CPF (*) 269.253.728-92						
Tide Setubal Souza e Silva Nogueira	24,663,958	0.740	10,874,101	0.171	35,538,059	0.366
Brazilian						
CPF (*) 296.682.978-81						
Olavo Egydio Setubal Júnior	12,091,868	0.363	48,629,912	0.764	60,721,780	0.626
Brazilian						
CPF (*) 006.447.048-29						
Bruno Rizzo Setubal	36,123,995	1.084	21,940	0.001	36,145,935	0.373
Brazilian						
CPF (*) 299.133.368-56						

Camila Setubal Lenz Cesar Brazilian CPF (*) 350.572.098-41	36,123,996	1.084	24,473	0.001	36,148,469	0.373
Luiza Rizzo Setubal Kairalla Brazilian CPF (*) 323.461.948-40	36,124,000	1.084	32,267	0.001	36,156,267	0.373
Roberto Egydio Setubal Brazilian CPF (*) 007.738.228-52	62,240,172	1.867	23,329,986	0.366	85,570,158	0.882
Mariana Lucas Setubal Brazilian CPF (*) 227.809.998-10	28,877,403	0.866	10,824,911	0.170	39,702,314	0.409
Paula Lucas Setubal Brazilian CPF (*) 295.243.528-69	28,877,403	0.866	10,824,911	0.170	39,702,314	0.409
José Luiz Egydio Setubal Brazilian CPF (*) 011.785.508-18	103,043,896	3.091	45,417,102	0.713	148,460,998	1.530
Beatriz de Mattos Setubal Brazilian CPF (*) 316.394.318-70	5,448,828	0.163	333,149	0.005	5,781,977	0.060
Gabriel de Mattos Setubal Brazilian CPF (*) 348.338.808-73	5,448,828	0.163	333,149	0.005	5,781,977	0.060
Olavo Egydio Mutarelli Setubal Brazilian CPF (*) 394.635.348-73	5,448,828	0.163	333,149	0.005	5,781,977	0.060
Alfredo Egydio Setubal Brazilian CPF (*) 014.414.218-07	119,439,920	3.583	47,459,968	0.745	166,899,888	1.720
Alfredo Egydio Nugent Setubal Brazilian CPF (*) 407.919.708-09	2403	0.001	242	0.001	2,645	0.001
Marina Nugent Setubal Brazilian CPF (*) 384.422.518-80	2,403	0.001	242	0.001	2,645	0.001
Ricardo Egydio Setubal Brazilian CPF (*) 033.033.518-99	119,385,218	3.581	47,896,561	0.752	167,281,779	1.724
Marcelo Ribeiro do Valle Setubal Brazilian CPF (*) 230.936.378-21	2,439	0.001	336,069	0.005	338,508	0.003
Rodrigo Ribeiro do Valle Setubal Brazilian CPF (*) 230.936.298-02	2,439	0.001	316,522	0.005	318,961	0.003
Patricia Ribeiro do Valle Setubal Brazilian CPF (*) 230.936.328-62	2,439	0.001	336,069	0.005	338,508	0.003
BlackRock, Inc American	-	-	319,559,515	5.019	319,559,515	3.294
Others	318,863,098	9.559	4,743,516,087	74.494	5,062,379,185	52.180
Total	3,333,921,095	100.000	6,367,488,620	100.0000	9,701,409,715	100.000

BASE-DATE 12.15.2022

Companhia ESA	Ordinary Shares	%	Total	%
Rudric ITH Participações Ltda. Brazilian CNPJ (**) 67.569.061/0001-45	2,783,476	0.133	2,783,476	0.133
Alfredo Egydio Arruda Villela Filho Brazilian CPF (*) 066.530.838-88	426,272,232	20.387	426,272,232	20.387
Ana Lúcia de Mattos Barreto Villela Brazilian CPF (*) 066.530.828-06	426,272,202	20.387	426,272,202	20.387
Ricardo Villela Marino Brazilian CPF (*) 252.398.288-90	213,377,930	10.205	213,377,930	10.205
Rodolfo Villela Marino Brazilian CPF (*) 271.943.018-81	213,441,264	10.208	213,441,264	10.208
Paulo Setubal Neto Brazilian CPF (*) 638.097.888-72	36,424	0.002	36,424	0.002
Carolina Marinho Lutz Setubal Brazilian CPF (*) 077.540.228-18	45,350,868	2.168	45,350,868	2.168
Julia Guidon Setubal Winandy Brazilian CPF (*) 336.694.358-08	45,350,868	2.168	45,350,868	2.168
Paulo Egydio Setubal Brazilian CPF (*) 336.694.318-10	45,350,868	2.168	45,350,868	2.168
Fernando Setubal Souza e Silva Brazilian CPF (*) 311.798.878-59	24,663,452	1.180	24,663,452	1.180
Guilherme Setubal Souza e Silva Brazilian CPF (*) 269.253.728-92	24,663,576	1.180	24,663,576	1.180
Tide Setubal Souza e Silva Nogueira Brazilian CPF (*) 296.682.978-81	24,663,958	1.180	24,663,958	1.180
Olavo Egydio Setubal Júnior Brazilian CPF (*) 006.447.048-29	12,091,868	0.578	12,091,868	0.578
Bruno Rizzo Setubal Brazilian CPF (*) 299.133.368-56	36,123,995	1.727	36,123,995	1.727
Camila Setubal Lenz Cesar Brazilian CPF (*) 350.572.098-41	36,123,996	1.727	36,123,996	1.727
Luiza Rizzo Setubal Kairalla Brazilian CPF (*) 323.461.948-40	36,124,000	1.727	36,124,000	1.727
Roberto Egydio Setubal Brazilian CPF (*) 007.738.228-52	62,240,172	2.977	62,240,172	2.977

Mariana Lucas Setubal Brazilian CPF (*) 227.809.998-10	28,877,403	1.381	28,877,403	1.381
Paula Lucas Setubal Brazilian CPF (*) 295.243.528-69	28,877,403	1.381	28,877,403	1.381
José Luiz Egydio Setubal Brazilian CPF (*) 011.785.508-18	103,043,896	4.928	103,043,896	4.928
Beatriz de Mattos Setubal Brazilian CPF (*) 316.394.318-70	5,448,828	0.260	5,448,828	0.260
Gabriel de Mattos Setubal Brazilian CPF (*) 348.338.808-73	5,448,828	0.260	5,448,828	0.260
Olavo Egydio Mutarelli Setubal Brazilian CPF (*) 394.635.348-73	5,448,828	0.260	5,448,828	0.260
Alfredo Egydio Setubal Brazilian CPF (*) 014.414.218-07	119,439,920	5.713	119,439,920	5.713
Alfredo Egydio Nugent Setubal Brazilian CPF (*) 407.919.708-09	2,403	0.001	2,403	0.001
Marina Nugent Setubal Brazilian CPF (*) 384.422.518-80	2,403	0.001	2,403	0.001
Ricardo Egydio Setubal Brazilian CPF (*) 033.033.518-99	119,385,218	5.710	119,385,218	5.710
Marcelo Ribeiro do Valle Setubal Brazilian CPF (*) 230.936.378-21	2,439	0.001	2,439	0.001
Patricia Ribeiro do Valle Setubal Brazilian CPF (*) 230.936.328-62	2,439	0.001	2,439	0.001
Rodrigo Ribeiro do Valle Setubal Brazilian CPF (*) 230.936.298-02	2,439	0.001	2,439	0.001
Total	2,090,913,596	**100.000**	2,090,913,596	**100.000**

BASE-DATE 12.31.2021

Rudric ITH Participações Ltda.	Ordinary Shares	%	Total	%
Ricardo Villela Marino Brazilian CPF (*) 252.398.288-90	37,507,724	50.000	37,507,724	50.000
Rodolfo Villela Marino Brazilian CPF (*) 271.943.018-81	37,507,724	50.000	37,507,724	50.000
Total	**75,015,448**	**100.000**	**75,015,448**	**100.000**

(*) Individual Taxpayer's Registry (CPF)

(**) National Register of Legal Entity (CNPJ)

15.3. - Distribution of Capital

Date of last general stockholders' meeting/ Date of last update	04/26/2022
Number of stockholders - individuals (units)	458,530
Number of stockholders - companies (units)	12,734
Number of institutional investors (units)	1,548

Outstanding shares

Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares.

Number of common shares (units)	384,272,066	7.750%
Number of preferred shares (units)	4,801,630,041	99.088%
Total	5,185,902,107	52.895%

15.4. Please insert a flowchart of the issuer's stockholders and the economic group in which the issueris included, identifying:

a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning aninterest equal to or higher than 5% of a class or type of shares



Family Moreira Salles
Family Egydio de Souza Aranha (1)
Free Float (1) (*)
100.00% Total
63.35% ON
17.73% PN
33.41% Total
36.65% ON
82.18% PN
66.54% Total
Cia. E . Johnston de Participações
Itaúsa S.A.
50.00% ON
100.00% PN
66.53% Total
IUPAR - Itaú Unibanco Participações
50.00 % ON
33.47% Total
39.21% ON
19.83% Total
Free Float (1) (*)
51.71% ON
26.15% Total
Itaú Unibanco Holding S.A.
7.75% ON
99.09% PN
52.90% Total
(2)
(3)
99.99% Total
Microinvest S.A. Soc. de Crédito a Microempreendedor
26.30% Total
Itaú CorpBanca S.A.
100.00% Total
Banco Itaú Uruguay S.A.
100.00% ON
100.00% PN
100.00%Total
IGA Participações S.A.
99.99% ON
100.00% PN
99.99%Total
Banco Itaú BBA S.A.
100.00% ON
100.00% PN
100.00%Total
Itaú Consultoria de Valores Mobiliários e Participações S.A.
26.42% Total
Itauseg Participações S.A.
99.99% Total
Itaú Unibanco Veículos Administradora de Consórcios Ltda.
100.00% Total
Banco Itaú Veículos S.A.
100.00% ON
100.00% PN
100.00%Total
Itaú Corretora de Seguros S.A.
12.65% ON
12.65% PN
12.65%Total
Itaú Rent Administração e Participações Ltda.
100.00% ON
100.00% PN
100.00%Total
IU Corretora de Seguros Ltda.
100.00% Total
OCA S.A.
100.00% Total
Bicsa Holdings, Ltd.
100.00% ON
100.00% PN
100.00%Total
Itaú Unibanco S.A.
0.01% ON
0.00% PN
0.01%Total
99.99% ON
100.00% PN
99.99%Total
Itaú Corretora de Valores S.A.
100.00% ON
100.00% PN
100.00%Total
Banco Itaucard S.A.
19.38% Total
Redecard Instituição de Pagamento S.A.
0.54% Total
Itauseg Saúde S.A.

(1) Date: 12.31.2022.
(2) Date: 12.31.2022.
The percentages do not include treasury shares.
(*) In addition to treasury shares, percentages do not include the interest held by controlling stockholders.
(3) Date: 11.30.2022.
Direct subsidiaries

ON = common shares
PN = preferred shares

a) Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa S.A.
IUPAR - Itaú Unibanco Participações S.A.

Indirect controlling stockholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E.Jonhston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal Winandy
Luiza Rizzo Setubal Kairalla
Marcelo Ribeiro do Valle Setubal
Mariana Lucas Setubal
Marina Nugent Setubal
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rodrigo Ribeiro do Valle Setubal
Rudric ITH Participações Ltda.
Tide Setubal Souza e Silva Nogueira
Walther Moreira Salles Júnior

b) Subsidiary and affiliated companies

c) Issuer's ownership interest in the group companies

d) Group companies' ownership interest in the issuer

e) Companies under common control

	Interest in voting capital (%)	Interest in capital (%)	Subsidiary or affiliated company
In Brazil			
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaú Veículos S.A.	100.00	100.00	Subsidiary
Banco Itaucard S.A.	100.00	100.00	Subsidiary
Hipercard Banco Múltiplo S.A.	0.00	0.00	Subsidiary
IGA Participações S.A.	100.00	100.00	Subsidiary
Itaú Administradora de Consórcios Ltda.	0.00	0.00	Subsidiary
Itaú Consultoria de Valores Mobiliários e Participações S.A.	100.00	100.00	Subsidiary
Itaú Corretora de Seguros S. A.	100.00	100.00	Subsidiary
Itaú Corretora de Valores S. A.	99.99	99.99	Subsidiary
Itaú Rent Administração e Participações Ltda.	12.65	12.65	Subsidiary
Itaú Seguros S.A.	0.00	0.00	Subsidiary
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	99.99	99.99	Subsidiary
Itauseg Participações S.A.	26.42	26.42	Subsidiary
Itauseg Saúde S.A.	0.54	0.54	Subsidiary
ITB Holding Brasil Participações Ltda.	0.00	0.00	Subsidiary
IU Corretora de Seguros Ltda.	100.00	100.00	Subsidiary
Microinvest S.A. Soc. de Crédito a Microempreendedor	99.99	99.99	Subsidiary
Redecard Instituição de Pagamento S.A.	19.38	19.38	Subsidiary
Abroad			
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
Bicsa Holdings, Ltd.	100.00	100.00	Subsidiary
Itaú Corpbanca	26.30	26.30	Subsidiary
OCA S.A.	100.00	100.00	Subsidiary

15.8. Other significant information

Additional information on items 15.1/15.2

a) Regarding the stockholding position of stockholder BlackRock, Inc. ("BlackRock"), the Company informs that on March 3, 2011 it received the information, as provided for in Article 12, of CVM Resolution No. 44/2021, as amended by CVM Instruction No. 568/2015, that, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by the Company.

Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock's stockholding position, which represents 7.221% preferred shares and 3.569% of BlackRock's total capital.

Statement of Changes in Blackrock's Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
03/30/2011	Opening balance at 03.30.2011, as provided by Blackrock (*)	159,335,737		159,335,737
11/01/2011	Stock split/reverse split according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04/19/2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06/11/2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07/31/2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817
10/21/2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398
11/26/2018	Stock split according to notice of 11.01.2018 (ASM of 07.27.2018)	233,283,398	116,641,699	349,925,097

(*) Ownership interest at base date 08.19.2010 provided by the Stockholder on March 30, 2011

b) Regarding the shareholding position of the shareholder Dodge & Cox, the company informs that on October 6, 2010, it received information, in accordance with Article 12, CVM Resolution 44/2021, as amended by ICVM 568/2015, that Dodge & Cox, as the investment manager of some of its clients, now holds 241,984,749 preferred shares issued by the company.

Considering the corporate event informed, below is the statement of Dodge & Cox's shareholding evolution, which represents 4.994% of the preferred shares and 2.468% of the total capital.

Statement of Changes in Dodge & Cox's Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
10/06/2022	Opening balance at 10/06/2022, as provided by Dodge & Cox (**)	242,768,249	- 783,500	241,984,749

(**) Ownership interest at base date 10.06.2022 provided by the Stockholder on the same date.

c) Regarding the stockholding position of stockholder GQG Partners LLC, the Company informs that on January 18, 2022, it received the information, as provided for in Article 12, of CVM Resolution No. 44/2021, that GQG Partners LLC acquired 253,506,105 preferred shares issued by the Company.

Considering the corporate event mentioned above, we present below the changes in the GQG Partners LLC's stockholding position, which represents 5.231% preferred shares and 2.586% of GQG Partners LLC's total capital.

Statement of Changes in GQG Partners LLC's Stockholding Position

DATE	EVENT	OPENING BALANCE	EVENT	CLOSING BALANCE
01/18/2022	Opening balance at 01.18.2022, as provided by GQG Partners LLC (***)	253,506,105	-	253,506,105

(***) Ownership interest at base date 01.18.2022 provided by the Stockholder on January 18, 2022

d) As of February 24, 2022, capital stock of Cia. E. Johnston de Participações "EJ", currently distributed among brothers Fernando Roberto Moreira Salles, Walther Moreira Salles Jr., Pedro Moreira Salles and João Moreira Salles, will be shared by Fernando Roberto Moreira Salles, who will hold 50% of EJ's capital, and Pedro Moreira Salles and son, João Moreira Salles, who will hold 44% and 6% of EJ's capital, respectively. Pedro Moreira Salles and João Moreira Salles are also members of Itaú Unibanco's Board of Directors. Brothers Walther Moreira Salles Jr. and João Moreira Salles will therefore no longer be stockholders of EJ, thus transferring their respective interests to the remaining stockholders, Fernando and Pedro, and to the new stockholder, João, through stock trading transactions, the completion of which is subject to the approval from the Central Bank of Brazil.

Equity interest held by EJ in IUPAR's capital stock, the controlling stockholder of Itaú Unibanco Holding, will remain unchanged. The control of IUPAR will continue to be exercised in accordance with the stockholders' agreement in force and consequently the transactions described above will not change Itaú Unibanco Holding's management or governance.

Additional information on item 15.3

The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the base date of April 26, 2022.

The number of outstanding shares stated in item 15.3 hereof refers to the base date of December 31, 2022.

19.2 - In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate:

On 01/18/2022, the item 15.1/2 - Shareholding Position was updated and, as a result, we made available a line with the movement of securities held in treasury on the base date 01/18/2022. The Annual General Stockholders' Meeting and the Extraordinary General Stockholder's Meeting was held on 04/26/2022, we made available a line informing the event. On 10/06/2022 occurred a Announcements to the Market of relevant participation, we made available a line informing the event. On 01/30/2023, the item 15.1/2 - Shareholding Position was updated and, as a result, we made available a line with the movement of securities held in treasury on the base date 12/31/2022.

19.3. Other significant information

Additional information on items 19.2

19.2 - In relation to securities held in treasury, in table format, segregated by kind, class, and type, indicate:

On 01/18/2022, the item 15.1/2 - Shareholding Position was updated and, as a result, we made available a line with the movement of securities held in treasury on the base date 01/18/2022. The Annual General Stockholders' Meeting and the Extraordinary General Stockholder's Meeting was held on 04/26/2022, we made available a line informing the event. On 10/06/2022 occurred a Announcements to the Market of relevant participation, we made available a line informing the event. On 01/30/2023, the item 15.1/2 - Shareholding Position was updated and, as a result, we made available a line with the movement of securities held in treasury on the base date 12/31/2022.

a. **opening number;**
b. **acquired number;**
c. **weighted average purchase price;**
d. **number sold;**
e. **weighted average sale price;**
f. **number cancelled;**
g. **closing number;**
h. **percentage in relation to outstanding securities of the same class and type.**

12/31/2022			
Common Shares			
Changes	Numbers (Units)	Weighted average price (R$)	% in relation to outstanding securities of the same class and
Opening balance	-		0.0%
Acquisition	-		
Disposal	-		
Cancellation	-		
Closing balance	-		**0.0%**
Preferred shares			
Changes	Numbers (Units)	Weighted average price (R$)	% in relation to outstanding securities of the same class and
Opening balance	3,268,688		0.1%
Acquisition (*)	-		
Disposal	-		
Cancellation	-		
Stock split	-		
Closing balance	**3,268,688**		**0.1%**

(*) Repurchase amounts include settlement, brokerage and trading fees

10/06/2022			
Common Shares			
Changes	Numbers (Units)	Weighted average price (R$)	% in relation to outstanding securities of the same class and
Opening balance	-		0.0%
Acquisition	-		
Disposal	-		
Cancellation	-		
Closing balance	-		**0.0%**
Preferred shares			
Changes	Numbers (Units)	Weighted average price (R$)	% in relation to outstanding securities of the same class and
Opening balance	3,639,091		0.1%
Acquisition (*)	-		
Disposal	(370,403)	R$ 21.76	
Cancellation	-		
Stock split	-		
Closing balance	**3,268,688**		**0.1%**

(*) Repurchase amounts include settlement, brokerage and trading fees

04/26/2022			
Common Shares			
Changes	Numbers (Units)	Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	-		0.0%
Acquisition	-		
Disposal	-		
Cancellation	-		
Closing balance	-		**0.0%**
Preferred shares			
Changes	Numbers (Units)	Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	24,244,725		0.5%
Acquisition (*)	-		
Disposal	(20,605,634)	R$ 21.76	
Cancellation	-		
Stock split	-		
Closing balance	**3,639,091**		**0.1%**

(*) Repurchase amounts include settlement, brokerage and trading fees

01/18/2022			
Common Shares			
Changes	Numbers (Units)	Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	-		0.0%
Acquisition	-		
Disposal	-		
Cancellation	-		
Closing balance	-		**0.0%**
Preferred shares			
Changes	Numbers (Units)	Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	24,244,725		0.5%
Acquisition (*)	-		
Disposal	-		
Cancellation	-		
Stock split	-		
Closing balance	**24,244,725**		**0.5%**

(*) Repurchase amounts include settlement, brokerage and trading fees

12/31/2021			
Common Shares			
Changes	Numbers (Units)	Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	-		0.0%
Acquisition	-		
Disposal	-		
Cancellation	-		
Closing balance	-		**0.0%**
Preferred shares			
Changes	Numbers (Units)	Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	41,678,452		0.9%
Acquisition (*)	-		
Disposal	(17,433,727)	R$ 21.76	
Cancellation	-		
Stock split	-		
Closing balance	**24,244,725**		**0.5%**

(*) Repurchase amounts include settlement, brokerage and trading fees

12/31/2020			
Common Shares			
Changes	Numbers (Units)	Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	-		0.0%
Acquisition	-		
Disposal	-		
Cancellation	-		
Closing balance	-		**0.0%**
Preferred shares			
Changes	Numbers (Units)	Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	58,533,585		1.2%
Acquisition (*)	-		
Disposal	(16,855,133)	R$ 21.76	
Cancellation	-		
Stock split	-		
Closing balance	**41,678,452**		**0.9%**

(*) Repurchase amounts include settlement, brokerage and trading fees

12/31/2019			
	Common Shares		
Changes	Numbers (Units)	Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	-		0.0%
Acquisition	-		
Disposal	-		
Cancellation	-		
Closing balance	-		**0.0%**
	Preferred shares		
Changes	Numbers (Units)	Weighted average price (R$)	% in relation to outstanding securities of the same class and type
Opening balance	83,614,426		1.8%
Acquisition (*)	-		
Disposal	(25,080,841)	R$ 21.76	
Cancellation	-		
Stock split	-		
Closing balance	**58,533,585**		**1.2%**

(*) Repurchase amounts include settlement, brokerage and trading fees